Exhibit 1

MI Developments Inc.

Annual Information Form

March 31, 2009

In this Annual Information Form, unless the context otherwise requires, when we use the terms “we”, “us”, “our” and “MID”, we are referring to MI Developments Inc. and its predecessors and subsidiaries (other than Magna Entertainment Corp. and its subsidiaries). When we use the term “MEC”, we are referring to Magna Entertainment Corp. and its subsidiaries, unless the context otherwise requires. When we use the terms “Real Estate Business”, “our properties”, “our income-producing properties”, “our real estate assets” or similar expressions, we are referring to the Real Estate Business, properties and assets owned by MID, but we are not including the business, real estate properties and assets of MEC or its subsidiaries, unless the context otherwise requires. When we use the term “Magna”, we are referring to Magna International Inc. and its subsidiaries, unless the context otherwise requires.  When we use the term the “Magna group”, unless the context otherwise requires, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities.  In this Annual Information Form, we refer to United States dollars as “dollars”, “$”  or “U.S. dollars”, we refer to Canadian dollars as “Cdn.$” and we refer to euros as “EUR”.  We publish our financial statements in U.S. dollars.

Cautionary Note Regarding Forward-Looking Statements

This Annual Information Form may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934.  Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in MEC’s Chapter 11 process, including the auction of MEC’s assets, and the risks set forth in the section entitled “Risk Factors”, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

CORPORATE STRUCTURE

Our Company

We are a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties.  Members of the Magna International Inc. (“Magna”) group of companies are our primary tenants and provide approximately 98% of the annual real estate revenue generated by our income-producing properties.  We also own land for industrial development and own and acquire land that we intend to develop for mixed-use and residential projects. We also have other operations held through a controlling interest in Magna Entertainment Corp. (“MEC”), a separate public company with its own board of directors and management team.  As at December 31, 2008, based on revenues, MEC was North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.  On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. For further details, see “Company Overview — Magna Entertainment Corp. — Chapter 11 Filing and Process”.

In this Annual Information Form, we refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our “Real Estate Business”.

We are the successor corporation to four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario):  1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MI Developments Inc. These companies were wholly-owned subsidiaries of Magna and held Magna’s real estate division and the controlling interest in MEC. All of our Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of our Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held.  As a result of this spin-off transaction, we acquired Magna’s controlling interest in MEC.

Our registered and head office is located at 455 Magna Drive, Aurora, Ontario and our general telephone number is (905) 713-6322.

Corporate Structure and Subsidiaries

The following is a list of our principal subsidiaries and their respective jurisdictions of incorporation, as of December 31, 2008. Parent/subsidiary relationships are identified by indentation. The percentages of the votes attaching to all voting securities beneficially owned by us or over which control or direction is exercised by us, directly or indirectly, is also indicated. Subsidiaries not shown individually each represent less than 10% of our total 2008 consolidated revenues and total 2008 consolidated assets and, if considered in the aggregate, represent less than 20% of our total 2008 consolidated revenues and total consolidated assets. Except as described in note 1, our percentage voting interest is equivalent to our economic interest in each subsidiary listed below.

	Voting Securities	Jurisdiction of Incorporation
MI Developments (America) Inc.	100%	Delaware
MI Developments Austria GmbH	100%	Austria
MID Europa Liegenschaftsverwaltungs GmbH	100%	Austria
1346457 Ontario Inc.	100%	Ontario
Magna Entertainment Corp.(1)	96%	Delaware
Gulfstream Park Racing Association, Inc.	100%	Florida
The Santa Anita Companies Inc.	100%	Delaware
The Los Angeles Turf Club, Incorporated	100%	California
MEC Maryland Racing, Inc.	100%	Delaware

Note:

(1)

We own 2,662,657 shares of Class B Stock and 218,116 shares of Class A Subordinate Voting Stock of MEC directly, and hold an additional 260,645 shares of Class B Stock of MEC through our wholly-owned subsidiary 1346457 Ontario Inc. These holdings represent in aggregate an approximately 54% equity interest and 96% voting interest in MEC.

COMPANY OVERVIEW

Overview

Our Company

We are a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. We also own land for industrial development and own and acquire land that we intend to develop for mixed-use and residential projects.

We also have other operations held through a controlling interest in MEC, a separate public company with its own board of directors and management.  As at December 31, 2008, based on revenues, MEC was North America’s number one owner and operator of horse racetracks, and one of the world’s leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.  On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. For further details, see “Company Overview – Magna Entertainment Corp. – Chapter 11 Filing and Process”.

MEC represented approximately 42% of our consolidated assets at December 31, 2008 and approximately 77% of our consolidated revenues from continuing operations for the year ended December 31, 2008, and materially affects our consolidated net income.

We refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our “Real Estate Business”.

Our Real Estate Business

We are the successor to Magna’s real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna.  The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on our shareholders’ equity over the long term.  Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.  In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park.

Subject to the significant decline in the level of business we have received from Magna over the past four years as discussed under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and with third parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and acquired lands, including lands acquired from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities.  At December 31, 2008, our income-producing property portfolio included 105 industrial and commercial properties located in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland, representing approximately 27.3 million square feet of leaseable area with an aggregate net book value of approximately $1.2 billion. This portfolio represents approximately 85% of the net book value of our real estate assets at that date.  These properties are leased primarily to members of the Magna group by way of operating leases, which provide approximately 98% of the annual real estate revenue generated by our income-producing properties.

Our properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that we had originally “banked” for industrial use but for which the current industrial use is not the highest and best use and (iii) properties that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects.  At December 31, 2008, our properties held for development included approximately 1,400 acres with a total net book value of $213.2 million.

At December 31, 2008, we had one property held for sale with a total net book value of $0.5 million.

We also participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available through the MID Lender two project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park (up to $162.3 million plus costs and capitalized interest) and Remington Park (up to $34.2 million plus costs and capitalized interest) — see “Material Contracts” for details.

Three-Year History

2008        For the year ended December 31, 2008, we brought on-stream eight expansion projects (four in Germany, three in Austria and one in Mexico) for Magna, representing an aggregate of 144 thousand square feet of leaseable area.  We also signed long-term leases with two third-party tenants and brought on-stream one expansion project for one of these tenants in Canada, representing 10 thousand square feet.

2007        For the year ended December 31, 2007, we brought on-stream four expansion projects (two in Canada, one in the U.S and one in Austria) for Magna, representing an aggregate of 67 thousand square feet of leaseable area.  We also purchased four development properties from MEC for an aggregate purchase price of $89.1 million.

2006        In 2006, we brought approximately 0.75 million square feet of leaseable area on-stream, including the purchase of a 343 thousand square foot building and 18.8 acres of related land in Saltillo, Mexico from a third party.  On closing of the Saltillo acquisition, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 58% of the building and entered into a lease with the vendor for the remaining portion.  The remaining 410 thousand square feet of leaseable area brought on-stream includes 11 Magna-related expansion projects.

Discussions with MID Shareholders and Reorganization Proposals

Since shortly after the time of MID’s spin-off from Magna in August 2003, certain of our shareholders have expressed different views as to how MID should be structured, managed and operated.  These views have been expressed in a variety of forms, including confidential discussions among the Company and shareholders, formal shareholder proposals, special meeting requisitions and litigation.  We have had a controlling equity interest in MEC since the time of our spin-off and MID’s relationship with MEC has been the subject of particular focus in our interactions with shareholders.

March 2008 Reorganization Proposal

On March 31, 2008, MID received a reorganization proposal (the “March 2008 Reorganization Proposal”) on behalf of various shareholders of MID, including entities affiliated with the Stronach Trust (the “Stronach Group”), MID’s controlling shareholder.  The principal components of the March 2008 Reorganization Proposal are set out in MID’s press release dated March 31, 2008, which can be found on MID’s website at www.midevelopments.com and on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.  The March 2008 Reorganization Proposal was  subject to applicable court and shareholder approvals.

Following the announcement of the March 2008 Reorganization Proposal, certain of MID’s Class A shareholders expressed their opposition to the proposal.  Accordingly, in June 2008, at the direction of the MID Special Committee, MID management commenced discussions with a number of MID Class A shareholders, including those shareholders that had supported the March 2008 Reorganization Proposal, in order to develop a consensus on how best to amend and structure the proposed reorganization to achieve the requisite level of shareholder support.

On August 22, 2008, MID announced that it had retained GMP Securities L.P. as a financial advisor to liaise with shareholders in an attempt to develop a consensus on how best to reorganize MID.  In October 2008, several MID shareholders sent letters to the MID Special Committee and/or the Board expressing their views as to the process and as to how best to reorganize MID, including dealing with MID’s investments in MEC, and one other person that is involved in the U.S. horseracing industry proposed that MID sell to such person certain of MID’s loans to MEC.  Many of these letters have been publicly filed with the United States Securities and Exchange Commission (the “SEC”).  No consensus was reached with respect to amendments to the March 2008 Reorganization Proposal that would have resulted in a revised proposal that MID would have been asked to put before its shareholders for their consideration, and, on November 7, 2008, MID announced that discussions with shareholders with respect to the March 2008 Reorganization Proposal had effectively terminated.

November 2008 Reorganization Proposal

MID continued to work on developing an alternative for its investments in MEC.  On November 26, 2008, MID announced that the MID Special Committee had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the “November 2008 Reorganization Proposal”).  The principal components of the November 2008 Reorganization Proposal are set out in MID’s press release dated November 26, 2008, which can be found on the Company’s website at www.midevelopments.com and on SEDAR at www.sedar.com.

The November 2008 Reorganization Proposal included an additional loan to MEC, as well as amendments to the existing financing arrangements with MEC, all of which were implemented upon announcement of the November 2008 Reorganization Proposal.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved.  As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.  The termination of the transaction agreement among MID, MEC and the Stronach Group with respect to the November 2008 Reorganization Proposal resulted in the acceleration of the maturity of various MEC loans, as discussed further below.  Accordingly, MID and MEC commenced discussions in February 2009 that resulted in the MEC Chapter 11 filing.

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but 12 of our income-producing properties.  Magna is the most diversified global automotive supplier.  Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks.

Magna is a public company, with its Class A Subordinate Voting Shares listed for trading on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and its Class B Shares listed for trading on the TSX. Magna is currently rated “BBB” with a negative outlook by Standard & Poor’s (“S&P”) and “BBB (high)” with a stable outlook by DBRS Limited (“DBRS”). Our Chairman, Frank Stronach, is also the founder and Chairman of the Board of Directors of Magna.  Magna is controlled by M Unicar Inc. (“M Unicar”), a Canadian holding company whose shareholders consist of the Stronach Trust (of which Mr. Stronach and three other members of his family are trustees) and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 66% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.  See “Affiliate Relationships and Transactions — Relationship with Our Controlling Shareholder”.

Magna’s product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.  As at December 31, 2008, Magna employed approximately 74,350 people in 240 manufacturing operations and 86 product development, engineering and sales centres, in 25 countries.

Magna’s customers in North America include BMW, Chrysler, Daimler, Ford (including Mazda), General Motors, Honda, Mitsubishi, Renault-Nissan, Subaru, Suzuki, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries. Magna’s North American production sales accounted for approximately 46% and 50% of its consolidated sales for each of 2008 and 2007, respectively.

Magna’s customers in Europe include Aston Martin, BMW, Chrysler, Daimler, Fiat, Ford (including Volvo), GAZ, General Motors, Honda, Isuzu, Mitsubishi, Porsche, PSA Peugeot Citroën, Renault-Nissan, Suzuki, Tata Motors, Toyota, and Volkswagen, as well as their respective operating divisions and subsidiaries.  Magna’s European production and vehicle assembly sales accounted for approximately 44% and 42% of its consolidated sales for 2008 and 2007, respectively.

Magna’s customers in “Rest of World” include BMW, Chery Automobile, Chrysler, Daimler, Fiat, Ford (including Mazda), General Motors, Great Wall Motor Company, Hafei Automobile, Honda, Hyundai-Kia, Subaru, Mitsubishi, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, South East Automobile, Suzuki, Tianjin FAW Xiali Automotive, Toyota and Volkswagen, as well as their respective operating divisions and subsidiaries or joint ventures. Magna’s Rest of World production sales accounted for approximately 2% of its consolidated sales in each of 2008 and 2007.

2008 was a difficult year for the global automotive industry, with global economic conditions, including weakening economies and a severe credit crisis, affecting every major automotive market in the second half of 2008.  This led to the first annual decline in global automotive sales and production in several years.  Furthermore, Magna has stated that, while 2008 was a difficult year for the automotive industry, it expects 2009 to be even worse.  As a result, Magna’s financial results have been (and Magna predicts at least in the short-term will continue to be) negatively impacted, especially as a result of declines in production and pricing pressures in North America and Western Europe.

Magna’s sales for the year ended December 31, 2008 were approximately $23.7 billion and its operating income and net income for the same period were approximately $328 million and $71 million, respectively (down from $26.1 billion, $1.2 billion and $663 million, respectively, in the prior year).

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in 2009 and that it expects to take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

For more information on the conditions affecting the automotive industry and Magna’s results of operations, we encourage you to consult Magna’s public disclosure, including its 2008 Annual Report and its Annual Information Form for 2008.

Our Relationship with Magna

For the year ended December 31, 2008, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant.  The level of business MID has received from Magna has declined significantly over the past four years, primarily due to: severe pressures in the automotive industry and Magna’s plant rationalization strategy, which have resulted in the closing of a number of Magna’s manufacturing facilities in high cost countries; and uncertainty over MID’s ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital, Inc. (“Greenlight”), that is described under “Legal Proceedings”. Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight’s oppression application appeal has now been dismissed, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on our Real Estate Business.  These trends, many of which have considerably intensified over the course of 2008 as a result of negative economic developments, the global financial crisis and disruptions in the capital and credit markets, falling consumer confidence and other related factors, include:

•	declining global light vehicle production volumes and sales levels;
•	the restructuring of the global automotive industry and the growing risk of OEM insolvency proceedings;
•	significant government financial intervention in the global automotive and financial services industries;
•

the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in Magna’s operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

•	the continued exertion of significant pricing pressure by OEMs;

•	increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;
•	increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;
•

the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

•	the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and
•	the continued consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand.  Magna has disclosed that it anticipates North American and Western European vehicle production to continue to decline in 2009 and that it expects to take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

Magna’s rationalization strategy currently includes eight facilities under lease from the Company in North America with an aggregate net book value of $35.3 million at December 3,1 2008.  These eight facilities represent 1.2 million square feet of leaseable area with annualized lease payments of approximately $4.7 million, or 2.8%, of MID’s annualized lease payments at December 31, 2008.  Magna continues to be bound by the terms of the lease agreements for these eight properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances. MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna’s plant rationalization strategy to include additional MID facilities.

See “Risk Factors – Risks Related to Our Real Estate Business”, particularly the first four risks indentified therein.

For more details on the impact of the Magna plant rationalization strategy and the shareholder dispute on our income-producing portfolio, see “Description of Our Real Estate Business – Description of Our Income-Producing Property Portfolio – Historical Growth of Our Income-Producing Property Portfolio”.

Magna Entertainment Corp.

MEC is a separate public company with its own board of directors and management team (although Mr. Stronach is MEC’s Chairman and Chief Executive Officer).  As of March 31, 2009, our equity investment in MEC consists of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock, representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. The Class B Stock of MEC is entitled to 20 votes per share and is convertible into shares of MEC’s Class A Subordinate Voting Stock on a one-for-one basis. MEC’s Class A Subordinate Voting Stock is entitled to one vote per share.

MEC owns and/or operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria.  In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned.  MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarter horse meets, as well as the simulcast wagering venues at these tracks.  Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but a local operator is now managing meets at that facility.  Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines.  To support certain of MEC’s thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID, operates an additional thoroughbred training centre situated near San Diego, California.  MEC’s racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States.  MEC also owns other real estate assets not used in its core racing business.

MEC also operates off-track betting facilities and has a division, PariMax, which oversees the development of MEC’s various electronic distribution platforms, including account wagering, television and totalisator services.  Pursuant to joint ventures, MEC has a fifty percent interest in HorseRacing TV®, a 24-hour horse racing television network, and TrackNet Media Group LLC, a content management company formed for distribution of the full breadth of MEC’s horse racing content.  In addition, MEC and Forest City Enterprises, Inc. (“Forest City”) are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park™, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property.  The groundbreaking for Phase 1 of this project occurred in June 2007.  MEC has also entered into definitive operating agreements with certain affiliates of Caruso Affiliated (“Caruso”) regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from a developer of a neighbouring parcel.

MEC continues to experience operational losses and has incurred net losses (before the amount attributed to the minority interest) of $256.1 million, $68.8 million and $65.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.  At December 31, 2008, MEC had a working capital deficiency of $501.5 million and $453.4 million of debt (excluding non-recourse debt of joint venture interests) due in the 12-month period ending December 31, 2009, including (i) $36.5 million under MEC’s $40.0 million senior secured revolving credit facility with a Canadian financial institution, which was scheduled to mature on March 5, 2009, (ii) $125.3 million (including interest) under a fully drawn bridge loan (the “2007 MEC Bridge Loan”) from a wholly-owned subsidiary of MID (the “MID Lender”), which was scheduled to mature on March 20, 2009, (iii) $23.7 million (including interest and fees) under the first tranche of a loan (the “2008 MEC Loan”) from the MID Lender, which was scheduled to mature on March 20, 2009, (iv) $100.0 million of indebtedness under the Gulfstream Park project financing facility with the MID Lender, which was due to be repaid by March 20, 2009 and (v) $75.0 million of 7.25% convertible subordinated notes due on December 15, 2009. MID has not guaranteed any of MEC’s debt obligations or other commitments.

For a more detailed discussion of MEC’s business, please refer to the following sections of (A) MEC’s Annual report for the year ended December 31, 2007 on Form 10-K (the “MEC 10-K”): (i) the seven introductory paragraphs to the section entitled “Business – Our Business”; (ii) “Business – Our History”; (iii)  “Business – Our Content; (iv)  “Business – Our Properties; (v) “Business – Training Centers”; (vi) “Business – Account Wagering Operations”; (vii) “Business – Television Distribution”; (viii) “Business – Magna 5 Pick 5”; (ix) “Business – Sunshine Millions”; (x) “Business – StreuFEX”; (xi) “Business – Dixon Downs Development”; (xii) “Business – Competition”; (xiii) “Business – Government Regulation”; (xiv) “Business – Our Real Estate Portfolio”; (xv) “Business – Environmental Matters”; and (xvi) “Business – Employees”; and (B) MEC’s quarterly report for the quarterly period ended September 30, 2008 on Form 10-Q (the “MEC Q3 10-Q”): (i) the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”; (ii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Outlook”, and (iii) “Management’s Discussion and Analysis of Financial Condition and Results of Operations –

Seasonality”, which sections are hereby incorporated by reference.  The complete MEC 10-K and MEC Q3 10-Q are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (filed on March 14, 2008 and November 7, 2008, respectively, under Commission File No. 000-30578).  We have filed on SEDAR all of the portions of the MEC 10-K and MEC Q3 10-Q that we are incorporating by reference into this annual report. MEC has its own Board of Directors and management team (although Mr. Stronach is MEC’s Chairman and Chief Executive Officer), who prepared the MEC 10-K and MEC Q3 10-Q independently.  MID has not verified, nor do we take responsibility for, the accuracy or completeness of the information contained in the MEC 10-K or MEC Q3 10-Q.

Chapter 11 Filing and Process

On March 5, 2009 (the “Petition Date”), MEC and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”) and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies’ Creditors Arrangement Act in Canada.

Under Chapter 11, the Debtors will operate as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court.  In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court. In light of the DIP Loan discussed below, all of MEC’s businesses, including racetracks, alternative gaming operations, XpressBet® and AmTote International, Inc. (“AmTote”) are expected to remain functional and continue to conduct business during the Chapter 11 proceedings.

Shortly after the Petition Date, the Debtors began notifying all known current or potential creditors of the Chapter 11 filing.  Subject to certain exceptions under the Bankruptcy Code, the Debtors’ Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date.  The Court has approved payment of certain of the Debtors’ pre-petition obligations, including, among other things, employee wages, salaries and benefits and horsemen and customer winnings.  The Bankruptcy Code also permits the payment of vendors and other providers in the ordinary course for goods and services received from and after the Petition Date and other business-related payments that arise after the Petition Date and that are necessary to maintain the operation of MEC’s businesses.

Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.  The ultimate recovery to MID, if any, as a stockholder of MEC, in the Debtors’ Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for the Debtors.  In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.  Furthermore, no assurance can be given as to the treatment the MID Lender’s claims will receive in the Debtors’ Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims. MID management believes that the MID Lender’s claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired.

The filing of the Chapter 11 petitions constituted an event of default under certain of MEC’s debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable, subject to the automatic stay of any action to collect, assert, or recover a claim against the Debtors under the applicable Bankruptcy Code provisions.

DIP Loan

In connection with the Debtors’ Chapter 11 filing, MID, through the MID Lender, agreed to provide a six-month secured debtor-in-possession financing facility to MEC (the “DIP Loan”) in the amount of up to $62.5 million.  The DIP Loan, combined with MEC’s cash flows from operations, is expected to provide the Debtors with sufficient liquidity to satisfy their obligations associated with the ongoing operation of their businesses during this six-month period.

The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court.  An interim order was subsequently entered by the Court on March 13, 2009.  The final terms of the DIP Loan will be confirmed and the second tranche of up to $49.1 million will be made available subject to, and upon entry of, a final order of the Court.  The hearing on this final order is scheduled for April 3, 2009.  Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to the London Interbank Offered Rate (“LIBOR”) plus 12.0%.  MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.  Subject to entry of a final order, a portion of the DIP Loan will be used to fund interest and fees payable to secured creditors, including an estimated $26.2 million to MID.

Subject to entry of a final order, the DIP Loan will be secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens), as well as a pledge of capital stock of certain guarantors.  Under the DIP Loan, MEC may request funds to be advanced under the DIP Loan on a monthly basis and such funds must be used in accordance with an approved budget.  The terms of the DIP Loan contemplate that MEC will sell all or substantially all of its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

Stalking Horse Bid

Miller Buckfire & Co., LLC (“Miller Buckfire”), MEC’s financial advisor and investment banker, will conduct a marketing and sale process for MEC’s assets.  MID has entered into an agreement with MEC to purchase MEC’s relevant interests associated with the following assets (the “Stalking Horse Bid”): Golden Gate Fields; Gulfstream Park, including MEC’s interest in The Village at Gulfstream Park; Palm Meadows Training Center and related excess lands; Lone Star Park; AmTote; XpressBet®; and a holdback note associated with MEC’s sale of The Meadows in 2006 (the “Meadows Holdback Note”).  MID’s aggregate offer price for these assets is approximately $195.0 million, with $136.0 million to be satisfied through a credit bid of the MID Lender’s existing loans to MEC, $44.0 million in cash and $15.0 million through the assumption of a capital lease.  MEC has sought Court approval of the bid and auction procedures for the sale of these assets, and MID’s Stalking Horse Bid may be topped by third parties during this auction process.  MID will not receive any termination fees if MEC sells any assets to a third party, but may receive reimbursement for its expenses in connection with the Stalking Horse Bid.  A hearing on the bid and auction procedures relating to the Stalking Horse Bid assets and MEC’s other assets is scheduled for April 3, 2009.

Pursuant to the terms of the Stalking Horse Bid purchase agreement, MID provided a deposit of approximately $18.0 million in the form of a pledge of outstanding indebtedness under the Gulfstream Park project financing facility.  In the event that the Stalking Horse Bid purchase agreement is terminated as a result of MID breaching its limited covenants under that agreement, the deposit is forfeited.

MID has not made an offer to purchase any other assets of MEC at this time, although MID will continue to evaluate whether to do so during the course of the Chapter 11 process.

The Stalking Horse Bid (or any other offer by MID for MEC’s assets) is subject to significant risks and uncertainties.  See “Risk Factors – Risks Related to Our Investments in Magna Entertainment Corp.”.

Post-Chapter 11 Operations; Forbearance Agreement

If MID acquires non-racing real estate assets from MEC in the Chapter 11 auction process, MID would retain and develop these assets.  Any horseracing or gaming assets acquired by MID would be segregated from MID’s real estate business and held in one or more new wholly-owned subsidiaries of MID (“RaceCo”).  Subject to the outcome of the Chapter 11 auction process, (a) MID would retain the lands at Golden Gate Fields and Gulfstream Park, the joint venture interest in The Village at Gulfstream Park, and the Meadows Holdback Note and (b) RaceCo would lease the racing and gaming facilities at Gulfstream Park and Golden Gate Fields from MID pursuant to triple-net leases at fair market rent and would own the relevant interests in Lone Star Park, AmTote and XpressBet®.  If MID acquires the Golden Gate Fields property, it intends to immediately commence seeking all required approvals to develop the property for commercial real estate uses.

On closing of the asset purchases, MID would execute a forbearance agreement providing that, without the prior approval of a majority of the votes of minority holders of MID Class A Shares, MID would not (a) make any further debt or equity investment in, or otherwise give financial assistance to, RaceCo or (b) enter into any transactions with, or provide any services or personnel to, RaceCo, except for (i) the triple-net leases referred to above and (ii) limited administrative and office services.  MID would also agree not to enter into any transactions in the horseracing or gaming business except through RaceCo.

By December 31, 2011, MID would either (a) if RaceCo were pro forma profitable and self-sustaining, sell it or spin it off to its shareholders, or (b) otherwise, cease racing and gaming operations at RaceCo and either sell or develop all of RaceCo’s remaining assets.

MID Board Approval

The Board approved the DIP Loan and the Stalking Horse Bid after considering, among other things, a favourable recommendation from a special committee of independent directors (the “MID Special Committee”).  The Board received financial advice from GMP Securities L.P. and the Special Committee received financial advice from Blair Franklin Capital Partners Inc., including, in each case, fairness opinions concerning the Stalking Horse Bid.  Mr. Frank Stronach (the Company’s Chairman and the Chairman and Chief Executive Officer of MEC) did not vote on the matter because of his relationship with MEC.

MEC Stock Exchange Listings

On March 2, 2009, MEC received a letter from the TSX indicating that the Listings Committee of the TSX determined to delist the shares of MEC’s Class A Subordinate Voting Stock effective at the close of market on April 1, 2009 for failure to meet the continued listing requirements of the TSX, as detailed in Part VII of the TSX Company Manual.  In addition, on March 5, 2009, MEC received a staff Determination Letter from the Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of MEC’s Chapter 11 filing, Nasdaq determined that MEC’s securities are to be delisted from Nasdaq.  As a result, trading of MEC Class A Stock on Nasdaq will be suspended at the opening of business on April 6, 2009.

MEC as a Going Concern

The results of operations and the financial position of MEC have been included in MID’s consolidated financial statements using the same generally accepted accounting principles as applicable prior to MEC’s Chapter 11 filing.  Although MEC has filed for relief under Chapter 11 of the Bankruptcy Code, MEC’s results of operations and financial position continue to be included in MID’s consolidated financial statements using the going concern concept, which assumes that MEC will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The Chapter 11 filing provides MEC with a period of time to stabilize its operations and financial condition and implement a comprehensive financial restructuring, including asset sales.  Given these actions and the availability of the DIP Loan, the going concern basis is considered to be appropriate.  However, the restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC’s and MID’s control.  There is no certainty with regard to how long the Chapter 11 proceedings or the process for the marketing and sale of the Debtors’ assets will take, whether the Debtors’ restructuring plan will be successful, whether or at what prices the Debtors’

assets will be sold, whether the Stalking Horse Bid or any other offer by MID or any third party for the Debtors’ assets will materialize or be successful, and as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID’s involvement therein.  Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of MEC sufficient to allow it to continue as a going concern.  Accordingly, MEC’s realization of assets and discharge of liabilities is subject to significant uncertainty and substantial doubt exists as to whether MEC will be able to continue as a going concern.  If the going concern basis is not appropriate, reductions to the carrying amounts and/or adjustments to the classification of MEC’s assets and liabilities will be necessary in MID’s consolidated financial statements.  The results of operations and the financial position of MEC included in MID’s consolidated financial statements do not purport to reflect or provide for the consequences of the Chapter 11 filing.  In particular, they do not purport to show: (i) as to MEC’s assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (ii) as to MEC’s pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; or (iii) as to MEC’s operations, the effect of any changes that may be made in its business.

The uncertainty regarding MEC’s ability to continue as a going concern does not impact the realization of the Company’s assets and discharge of its liabilities in the normal course of its Real Estate Business.

Our MEC-Related Development Activities

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by providing project financing of up to $115.0 million (subsequently increased in 2006 to up to $162.3 million) plus costs and capitalized interest to the wholly-owned subsidiary of MEC that owns that facility.  In July 2005, we participated in the redevelopment of Remington Park’s alternative gaming facility by providing project financing of up to $34.2 million plus costs and capitalized interest to the wholly-owned subsidiary of MEC that operates that facility.

During 2007, MID acquired all of MEC’s interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC’s racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC’s Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California.  MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million, respectively, for these interests and rights.  In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential.  Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida.  Significant progress has also been made in the mixed use rezoning of the Howard County lands in Maryland and MID intends to request preliminary site plan approval before the end of 2009.  The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC.  MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals.  The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.  The San Diego County general plan covering the Bonsall lands is expected to accommodate MID’s residential development plans.

As discussed above, we may acquire additional properties from MEC as part of the MEC Chapter 11 process.  See “Company Overview – Magna Entertainment Corp. – Stalking Horse Bid”.

DESCRIPTION OF OUR REAL ESTATE BUSINESS*

Introduction

Our Real Estate Business includes our core income-producing industrial real estate portfolio, primarily leased to the Magna group of companies.  Subject to the significant decline in the level of business we have received from Magna over the past four years as discussed under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties.  In addition, we intend to use our development expertise and financial flexibility to diversify our Real Estate Business by engaging in the development of mixed-use and residential projects on lands we own and acquired lands, including lands acquired from MEC.  We have also participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available two project financing facilities of up to an aggregate of $196.5 million plus costs and capitalized interest.  See “Company Overview – Business and Operations of MEC – Our Relationship with MEC”.

Description of Our Core Industrial Business

We have completed major development and expansion projects in both the North American and European markets. In respect of our business with Magna, we undertake each new industrial or commercial development project when a prospective tenant is identified and initiate construction once the tenant enters into a binding commitment to lease property from us. When opportunities arise, we purchase lands that are not immediately leaseable to a tenant in order to “land bank” for future development use, either with Magna or a third party.

Industrial development projects are typically identified once a significant new automotive supply contract has been awarded to one of our Magna group tenants. The specifics of the contract are analyzed as to timing for production, location of the tenant’s customer and the method of shipment and timing allocated to shipping. “Just-in-time” delivery plants generally require locations in the immediate vicinity of the Magna group customer, while others may be located up to several hundred miles away. Based on these specific criteria, we analyze a number of locations (both greenfield sites and existing vacant plants) in a search area that is defined jointly by ourselves and the tenant. On greenfield sites, we typically short list sites that are fully serviced and zoned when available. Our site analysis also takes into consideration physical, legal and environmental due diligence, as well as an economic analysis of the local tax regime, government incentive programs and infrastructure requirements of the proposed development. During due diligence, we fully cost the project and execute a binding term sheet with the tenant that sets out the physical requirements of the project and major terms of the lease.

For certain construction projects, we use our experience and local expertise to act as the general contractor or to segregate pricing requirements for specific elements of a project to maximize returns and minimize construction costs. On the remainder of our projects, we outsource the design and construction of our projects. Depending on the nature and location of the project, we either manage our construction with regular on-site supervisory employees, or remotely through cost, scope of work and other management control systems. We do not have long-term contractual commitments with our contractors, consultants or suppliers of materials, who are generally selected on a competitive bid basis. We have established a network of local builders in our principal areas of business in the U.S., Ontario and Mexico, through whom we have confidence in meeting construction budgets and completion timelines. In Europe, our management team in Oberwaltersdorf, Austria, has developed similar relationships to enable us to meet our budgetary and timing requirements in Germany, Austria and elsewhere in Europe. During construction, we closely monitor the construction process and related payments of construction draws. Once construction is complete, we perform a final site review with the tenant and obtain

* All information as of December 31, 2008 unless otherwise noted.

tenant sign-offs in order to identify and remedy any deficiencies before occupancy by the tenant and release of holdback monies to the builder. Our standardized lease documentation is implemented at the end of the project.

We have consistently met the stringent production launch requirements of the Magna group for both greenfield developments and expansions.

Description of Our Non-Industrial Development Business

MID currently has several tracts of undeveloped land in both Canada and the United States that are not held for industrial development.  These properties consist primarily of: (i) lands that we had originally “banked” for industrial use but for which the current industrial use is not the highest and best use; and (ii) development lands that we have acquired from MEC.  We intend to rezone, develop and/or redevelop these properties over the medium- or long-term for our own account or with a joint venture partner.

Description of Our MEC Project Financing Facilities

We have participated in the redevelopment of two of MEC’s racing and alternative gaming venues by making available through the MID Lender two project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park (up to $162.3 million plus costs and capitalized interest) and Remington Park (up to $34.2 million plus costs and capitalized interest) – see “Material Contracts” for details.

Description of Our Real Estate Assets

Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

The following table sets out a summary profile of the aggregate net book value of our real estate assets in millions of dollars as at December 31, 2008.

Location	Income-Producing Property Portfolio	Properties Under Development	Properties Held for Development	Properties Held for Sale	Total
North America
Canada	$364.9	$0.4	$56.8	$—	$422.1
U.S.	235.3	0.1	133.4	0.5	369.3
Mexico	72.9	—	5.5	—	78.4
Europe
Austria	359.6	0.7	11.7	—	372.0
Germany	122.8	—	—	—	122.8
Other	31.4	—	5.8	—	37.2

Total in $	$1,186.9	$1.2	$213.2	$0.5	$1,401.8

Total as a %	84.7%	0.1%	15.2%	—%	100.0%

Description of Our Income-Producing Property Portfolio

Our income-producing property portfolio at December 31, 2008 was comprised of 105 properties located in North America and Europe, representing, in the aggregate, 27.3 million square feet of leaseable area.  All of these properties are leased by way of operating leases, primarily to the Magna group.  Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The net book value of our income-producing properties as at December 31, 2008 was approximately $1.2 billion.

At December 31, 2008, our annualized lease payments were $167.7 million, representing a return of 10.9% on the gross carrying value of our income-producing property portfolio. At December 31, 2008, two of our properties in Europe collectively accounted for approximately 19% of our total annualized lease payments. When we use the term “annualized lease payments” in this Annual Information Form, we mean, for any fiscal year, the total annual rent payable to the Company if the lease payments as at the last day of such fiscal year were in place for the entire fiscal year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect as at the last day of the applicable fiscal year.  These amounts do not conform to revenue recognition policies under generally accepted accounting principles.

Historical Growth of Our Income-Producing Property Portfolio

Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet in 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area as at December 31, 2008.  Between the end of 1998 and December 31, 2008, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a ten-year compound annual growth rate of 8%.

However, primarily for the reasons discussed above under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”, the level of business MID has received from Magna has declined significantly over the past four years.  Accordingly, our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at December 31, 2008 and we have incurred a net reduction in the total leaseable area of our income-producing property portfolio of approximately 0.2 million square feet since the end of 2006.  Between the end of 2004 and December 31, 2008, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 1.6%.

The following chart shows the historical growth in total leaseable area (net of dispositions) and number of properties within our income-producing property portfolio.

Income-Producing Property Portfolio

Total Leaseable Area and Number of Properties

Number of Properties	75	86	89	91	102	106	107	109	109	105	105

The following chart shows the historical growth of our annual development and acquisition expenditures (excluding the acquisition, as discussed above, of all of MEC’s rights and interests in four development properties in 2007 for aggregate consideration of $89.1 million and $1.6 million of related development costs).

Annual Development and Acquisition Expenditures(1)

(1)        The 2002 expenditures include $25.0 million of properties acquired as part of Magna’s acquisition of Donnelly Corporation, which is not reflected in our 2002 combined statement of cash flows as the acquisition was accounted for as a non-cash contribution by Magna.  The 2004 expenditures include $15.3 million of liabilities assumed in connection with the acquisition of the Bowling Green, Kentucky facility from Magna on December 30, 2004. This property was a greenfield facility developed by MID.  Expenditures in the 2005 statement of cash flows of $67.6 million also include a net $9.4 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2006 statement of cash flows of $35.9 million also include a net $5.0 million reduction of accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2007 statement of cash flows of $115.8 million include the acquisition of all of MEC’s rights and interests in four development properties for aggregate consideration of $89.1 million and $1.6 million of related development costs and exclude a net $2.8 million increase in accounts payable and accrued liabilities relating to capital expenditures.  Expenditures in the 2008 statement of cash flows of $20.8 million also include a net $2.7 million reduction of accounts payable and accrued liabilities relating to capital expenditures.

Schedule of Lease Expiries

Leases due to expire in 2009 through 2012 represent no more than approximately 3.1% of the leased area of our income-producing property portfolio in any particular year. Leases representing approximately 93% of our total leased area expire in 2013 or later. As of December 31, 2008, the weighted average remaining term to expiry based on leased area for our income-producing property portfolio was approximately 7.7 years (December 31, 2007 – 8.4 years; December 31, 2006 – 9.3 years; December 31, 2005 – 10.6 years).

The following chart shows the percentage of leased area at December 31, 2008 in any particular year that is represented by leases scheduled to expire in that year, disregarding renewal options.

Income-Producing Property Portfolio
Lease Expiry Schedule

Tenant Mix

Magna and its subsidiaries are the tenants of all but 12 of our income-producing properties. As at December 31, 2008, Magna and its wholly-owned subsidiaries and their respective operating units collectively represented approximately 98% of our annualized lease payments

The lease obligations of the tenant for the majority of the properties reside with non-public subsidiaries within the Magna group. As a general business practice, we seek an indemnity with respect to the tenant’s obligations from a more senior member of the Magna group where appropriate. See “Company Overview – Business and Operations of Magna, Our Principal Tenant”.

Principal Markets in Which the Real Estate Business Operates

Geographic Diversification of Our Income-Producing Property Portfolio

Our income-producing property portfolio consists of properties located in 9 countries within North America and Europe.

At December 31, 2008, approximately three-quarters of the Company’s annual lease payments were denominated in the Euro and the Canadian dollar and, accordingly, foreign exchange can have a significant impact on the Company’s results. The following chart shows a breakdown of our $167.7 million of annualized lease payments by country at December 31, 2008 (with the currency of the lease payments received from properties located in the various countries noted in brackets).

Income-Producing Property Portfolio
Breakdown of Annualized Lease Payments at December 31, 2008 by Country

(in millions of U.S. dollars)

Income-Producing Properties Located in Canada

Our 44 Canadian income-producing properties are in Ontario, with 38 properties located in the Greater Toronto Area representing approximately 81% of the Canadian income-producing properties based on annualized lease payments at December 31, 2008.  The balance of the portfolio is located in Southwestern Ontario.  All the leases for properties in Canada are denominated in Canadian dollars.

Income-Producing Properties in the United States

Our income-producing property portfolio includes 25 properties in the United States.  Approximately 32% of the annualized lease payments at December 31, 2008 from our income-producing properties in the United States is derived from properties located in Michigan, 22% is derived from a property in Kentucky, 22% is derived from a property in South Carolina and 9% is derived from properties located in Iowa. The remainder of our annualized lease payments from the United States are derived from properties located in Tennessee, Illinois, Indiana, Missouri and Maryland.  All the leases for properties in the United States are denominated in U.S. dollars.

Income-Producing Properties in Mexico

Our income-producing property portfolio includes eight properties in Mexico.  Our Mexican income-producing properties are located in the states of Puebla, Coahuila and Nuevo Leon.  All the leases for properties in Mexico are denominated in U.S. dollars.

Income-Producing Properties in Austria

Our income-producing property portfolio includes 12 properties in Austria, including the European headquarters of Magna situated in Oberwaltersdorf near Vienna.  Approximately 94% of the Austrian income-producing properties based on annualized lease payments at December 31, 2008 are located in the Province of Styria. Magna’s Eurostar and Thondorf plants (our two largest income-producing properties globally, which account for approximately 19% of our total annualized lease payments) are located in the city of Graz, which is located approximately 200 kilometers south of Vienna.  All the lease payments for properties in Austria are denominated in euros.

Income-Producing Properties in Germany

Our income-producing property portfolio includes 11 properties in Germany.  Our German income-producing properties are located in smaller communities in the south of Germany in close proximity to Frankfurt, Stuttgart and neighbouring Austria. The properties are primarily located in the states of Baden-Württemberg, Hesse, Bavaria, Thüringen/Thuringia and Niedersachsen/Lower Saxony.  All the leases for properties located in Germany are denominated in euros.

Income-Producing Properties in Other European Locations

Our income-producing property portfolio also includes two properties in the United Kingdom, the leases for which are all denominated in British pounds.

We also have one income-producing property in each of Spain, the Czech Republic and Poland. With the exception of Poland, which has lease payments denominated in zlotys, lease payments in respect of these properties are denominated in euros.

Description of Our Properties under Development

At December 31, 2008, there were three properties under development: one in each of Canada, the United States and Austria.  These developments are expansions and refurbishments to existing facilities and, when completed, will add 9 thousand square feet to our income-producing portfolio. The total anticipated project costs related to these projects are $3.3 million, $1.2 million of which had been incurred as of December 31, 2008.

Description of Properties Held for Development or for Sale

We had approximately 1,400 acres of properties held for development, with a net book value of $213.2 million at December 31, 2008.  Included in this amount are four properties representing an aggregate of 460 acres of development land purchased from MEC during 2007 for an aggregate purchase price of $89.1 million.

At December 31, 2008, we had one property held for sale with a total net book value of $0.5 million.

Leasing Arrangements

Negotiations with the Magna Group

As of March 31, 2009, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares.  As well, Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.

Notwithstanding the Stronach Trust’s relationship with MID and Magna and the fact that we were formerly a wholly-owned subsidiary of Magna, all of Magna’s operating units operate as autonomous profit centres, with the compensation of the senior management of each unit generally tied to the profitability of that unit. Accordingly, we believe that all our negotiations with our tenants have been conducted on an arm’s length basis. Members of the Magna group engage in real estate development activities directly for their own account or with our competitors, including in circumstances where we have declined opportunities with terms or in locations we did not consider sufficiently attractive. As a general business practice, we contract with operating units of the Magna group that we consider sufficiently creditworthy, and/or we seek an indemnity from a more senior entity within the Magna group.

Subject to the significant decline in the level of business we have received from Magna over the past four years as discussed under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”, as well as the recent intensified downturn in the global real estate markets, we expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

Triple-Net Leases

Our leases are generally on a “triple-net” basis and provide that the tenant is responsible for all costs of occupancy, including operating costs, property taxes, the costs of maintaining insurance in respect of the property and maintenance costs. The tenant is not responsible for income taxes or capital taxes charged to us.

We are responsible for structural maintenance and repairs relating to the structural elements of the properties. Some leases provide that we must repair any serious damage to the base building systems. For certain components of a property, such as the roof membrane, parking lot and HVAC systems, we pay for the costs of replacement as necessary and, in most cases, recover such costs, plus interest, from the tenant over the expected useful life of the item replaced, as additional rent during the course of the lease.

Contractual Step-Ups in Rental Rates

Our existing leases generally provide for periodic rent escalations based either on fixed-rate step increases or on the basis of a consumer price index adjustment (generally limited to approximately 2% on an annual basis or 10% over five years).

Renewal Options Tied to Market Rental Rates

A significant portion of our portfolio includes built-in renewal options, generally tied to either market rental rates or to inflation (generally limited to approximately 2% on an annual basis or 10% over five years). The determination of market rent is, failing agreement, generally subject to arbitration.

Obligation to Restore Premises

Our leases generally provide that the tenant is obligated to restore the premises to a condition consistent with their condition on the commencement date of the lease, subject to reasonable wear and tear. Some leases do not require that the tenant remove minor alterations where our consent was not required for their installation.

Environmental Obligations

Our leases also provide that the tenants must maintain the properties in accordance with applicable laws, including environmental laws. The tenant must remove all hazardous and toxic substances from the premises when and as required by applicable laws, regulations and ordinances and in any event prior to the termination of its occupation of the premises. The leases generally also contain indemnities in our favour with respect to environmental matters. Those indemnities expire after a specified period of time following the termination of the lease. The leases generally provide that we may conduct environmental assessments and audits from time to time at our sole expense. See “Government Regulation” below.

Restrictions on Sales and Tenant Rights of Refusal

Most of our significant leases include a right of refusal in favour of the tenant with respect to the sale of the property in question. This right typically provides the tenant with a right to match any third party offer within a prescribed period of time, failing which we are free to accept the offer and complete the sale to the third party. Some leases provide that so long as the tenant is controlled, directly or indirectly, by Magna, we may not sell the property to a competitor of the tenant without the tenant’s consent.

Tenant Assignment Rights

The leases contain a restriction on assignment by the tenant without our consent, other than to affiliates or associates of the tenant. Generally, the existing leases do not restrict a change of control of the tenant.  A change of control of the tenant would not necessarily affect the guarantee, if any, from a Magna entity in relation to the leased premises.

Termination Rights

Due to certain local statutory requirements, some Austrian leases provide that the tenant can terminate the lease at any time upon 12 months’ notice. In these cases, virtually all of the tenants have provided us with a guarantee from a non-Austrian affiliate with respect to the lease obligations that would arise should such a termination occur.

Real Estate Business Strengths

We believe that our Real Estate Business has a number of key strengths, including:

•                  a large, geographically diversified portfolio of properties that provides continued opportunities for expansion and income growth;

•                  subject to the significant decline in the level of business we have received from Magna over the past four years as discussed above under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”, being well-positioned to respond to future development business requests from the Magna group given our successful track record and long history of property development for the Magna group on a global basis;

•                  a strong balance sheet with comparatively low leverage, which provides us with the financial flexibility to pursue attractive business and strategic opportunities;

•                  a strong track record of on-time and on-budget development and construction in all of our geographic markets;

•                  an experienced management team and construction group familiar with the building and infrastructure requirements of our automotive tenants; and

•                  an entrepreneurial culture that we inherited from Magna and that drives our employees and management to grow our business.

Government Regulation

We are subject to a wide range of laws and regulations imposed by governmental authorities, including in particular zoning, building and similar regulations that affect our real estate holdings.

As an owner and developer of real property, we are also subject to environmental laws and regulations relating to air emissions, soil and ground water quality, noise emissions, wastewater discharge, waste management and storage of hazardous substances. Our standard forms of lease permit us to conduct environmental assessments and audits from time to time at our own expense. We do not generally conduct ongoing environmental assessments of our leased income-producing properties other than at the time of acquisition of a property because our tenants are generally responsible for the environmental integrity of the properties on which they operate, and are also required by the terms of the lease to provide us with copies of any environmental reports they create or obtain.

Our standard forms of lease also require the tenant to assume the costs of environmental compliance, including remediation or clean-up of any contamination that they have caused or contributed to on the leased premises. Despite our tenants’ obligation to indemnify us, we are responsible under applicable law for ensuring that a particular property is in compliance with environmental laws.

We are also subject to environmental laws and regulations requiring investigation and clean-up of environmental contamination. Our tenants operate certain manufacturing facilities that use environmentally sensitive processes and hazardous materials. On occasion, our tenants’ operations and our properties may become the subject of complaints from adjacent landowners, or inquiries or investigations by environmental regulators. Almost all of the costs relating to such complaints, inquiries or investigations to date have been incurred by our tenants pursuant to the terms of our leases with them.  In the past, MID has engaged consultants and incurred minimal costs with respect to environmental matters arising from adjacent or nearby properties in order to protect the condition and marketability of our properties.

To date, environmental laws and regulations have not had a material adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance increasingly expensive. We cannot predict future costs that we may be required to incur to meet environmental obligations.

Employees

At December 31, 2008, we employed 35 people in the Real Estate Business, the majority of whom are based at our headquarters in Aurora, Canada, and the balance of whom are located in Europe. We are not party to any collective bargaining agreements with any of our employees.

RISK FACTORS

This section describes the material risks affecting our business, financial condition, operating results and prospects. There may be other risks and uncertainties that are not known to us or that we currently believe are not material, but which also may have a material adverse effect on our business, financial condition, operating results or prospects.

In addition to the other information contained in this Annual Information Form, you should carefully consider the risks described below. If any of these risks actually is realized, our business, financial condition, operating results or prospects could be materially adversely affected.

Risks Related to Our Real Estate Business

Substantially all of the Real Estate Business’ revenue comes from payments that we receive under leases with the Magna group, so factors affecting the Magna group’s businesses will also affect us.

At December 31, 2008, all but 12 of our income-producing properties are leased to the Magna group.  The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases. See “Description of Our Real Estate Business — Description of Our Income-Producing Property Portfolio — Tenant Mix”.

We are subject to risks affecting the automotive parts industry.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group’s operations in the automotive parts sector:

•                  the continuation or worsening of current recessionary economic conditions could have a material adverse effect on Magna’s profitability and financial condition;

•                  the continuation of current levels of, or further declines in, automobile sales and production could have a material adverse effect on Magna’s profitability;

•                  the bankruptcy of any of Magna’s major customers could have a material adverse effect on Magna’s profitability and financial condition;

•                  the financial distress of some of Magna’s suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna’s profitability;

•                  Magna’s short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;

•                  Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;

•                  Magna’s failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;

•                  Magna’s inability to diversify its sales could have a material adverse effect on its profitability;

•                  the consequences of shifting market shares among vehicles could have a material adverse effect on Magna’s profitability;

•                  a reduction in outsourcing by Magna’s customers or loss of material production or assembly programs, combined with a failure to secure sufficient alternative programs could have a material adverse effect on Magna’s profitability;

•                  termination of a production purchase order by a Magna customer could have an adverse effect on Magna’s profitability;

•                  Magna may not be able to successfully compete against suppliers with operations in emerging markets, which could have an adverse effect on Magna’s profitability;

•                  Magna is exposed to a number of risks related to conducting business in foreign countries, some of which could have an adverse effect on Magna’s profitability;

•                  the failure of one or more major financial institutions could affect the amount of credit available to Magna or subject it to counterparty risk in connection with derivative transactions, which could significantly impact its financial condition;

•                  significant long-term fluctuations in relative currency values could have an adverse effect on Magna’s profitability and financial condition;

•                  Magna’s failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on its profitability;

•                  the continuation or intensification of pricing pressures and pressure to absorb additional costs could have an adverse effect on Magna’s profitability;

•                  warranty and recall costs could have a material adverse effect on Magna’s profitability and financial condition;

•                  Magna’s inability to mitigate its exposure to elevated commodities prices, as well as energy prices, could have a material adverse effect on its profitability;

•                  changes in Magna’s mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on its profitability;

•                  Magna’s profitability may be materially adversely affected by its inability to utilize tax losses or because of tax exposures it faces;

•                  legal claims against Magna could have a material adverse effect on its financial position;

•                  unionization activities at some of Magna’s facilities could adversely affect Magna’s profitability;

•                  work stoppages and other labour relations disputes could have an adverse effect on Magna’s profitability;

•                  a change in credit ratings assigned to Magna could impact its cost of borrowing which could have an adverse effect on its profitability;

•                  significant changes in laws and governmental regulations could have an adverse effect on Magna’s profitability; and

•                  environmental laws and regulations could have an adverse effect on Magna’s financial condition or profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

We have no agreement with the Magna group that it will continue to do business with us in the same manner as it has in the past or at all.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past four years. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all.  Moreover, particularly in light of the pressures in the automotive industry and Magna’s current plant rationalization plan and the dispute with one of MID’s shareholders (as discussed above under “Company Overview – Business and Operations of Magna, Our Principal Tenant – Our Relationship with Magna”), the level of business that we have received from Magna has significantly declined over the past four years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

The Magna group may not be successful in maintaining its level of growth, which would likely have a corresponding impact on our growth rate and annualized lease payments.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group’s future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past.

At December 31, 2007, Magna’s plant rationalization strategy included eight facilities under lease from MID – seven in North America and one in the United Kingdom.  Since then, Magna has advised MID that it intends to close three additional facilities located in North America under lease from MID.  MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna’s plant rationalization strategy to include additional MID facilities.

During the first quarter of 2008, MID and Magna agreed to terminate the lease on the property in the United Kingdom (retroactive to May 31, 2007), representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million.  The highest and best use of this property is residential and MID is in the process of rezoning the property and seeking approval of its redevelopment plans.  In order to allow MID to move ahead with the redevelopment, MID negotiated a termination of the existing lease with Magna, which, at the earliest, would have expired in 2013.  In April 2008, MID paid Magna $2.0 million to terminate the lease.

Also during the first quarter of 2008, MID and Magna agreed to terminate the lease on one of the properties in North America, representing 39 thousand square feet of leaseable area and annualized lease payments of approximately $0.8 million.  This lease would have otherwise expired on January 31, 2015.  In conjunction with the lease termination, Magna agreed to pay MID a fee of $3.9 million.  MID has re-leased the property to a third-party tenant commencing April 1, 2008 for an initial term expiring on October 31, 2018, with two five-year renewal options thereafter.  The new lease also includes an expansion of approximately 10 thousand square feet, which was completed by MID in the fourth quarter of 2008, at which time annualized lease payments of approximately $0.6 million commenced.  Under the new lease, MID is also providing approximately $1.1 million of tenant inducements, including an initial seven-month rent-free period.

The lease for one of the other properties in North America, representing 197 thousand square feet of leaseable area and annualized lease payments of approximately $0.2 million, expired in September 2008.  MID expects to sell this property and so it is included in properties held for sale at December 31, 2008.  The property consists of land and a vacant building with an aggregate carrying value of $0.5 million (net of a $0.5 million write-down to the property’s estimated net realizable value that was recognized in the second quarter of 2008).

The remaining eight properties under lease from MID that are included in Magna’s announced rationalization strategy have an aggregate net book value of $35.3 million at December 31, 2008.  These properties represent 1.2 million square feet of leaseable area with annualized lease payments of approximately $4.7 million, representing 2.8% of MID’s annualized lease payments at December 31, 2008.  The weighted average lease term to expiry (based on leaseable area) of these properties at December 31, 2008, disregarding renewal options, is approximately 6.4 years.

Magna continues to be bound by the terms of the lease agreements for these eight properties regardless of its plant rationalization strategy.  However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Magna has indicated that it may engage in further rationalization of plants and we cannot be assured that Magna will not include additional plants owned by MID in its current or future rationalization plans.  The Magna group’s inability to maintain its historical level of growth would likely adversely affect our growth and  the level of annualized lease payments that we receive. See “Description of Our Real Estate Business – Description of Our Income-Producing Property Portfolio – Historical Growth of Our Income-Producing Property Portfolio”.  In addition, if the scope of Magna’s rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded.  Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

Our non-industrial development business is subject to a number of risks commonly associated with the land development industry.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development.  While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so.  In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity.  In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects. See “Risks Related to the Real Estate Industry” below.

Our international investments are subject to foreign currency fluctuations, which could reduce our revenues and increase our costs, and any future hedging transactions may limit our gains or result in losses for us.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business’ revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. See the chart titled “Income-Producing Property Portfolio – Breakdown of Annualized Lease Payments at December, 31 2008 by Country” in “Description of Our Real Estate Business – Principal Markets in Which the Real Estate Business Operates – Geographic Diversification of Our Income-Producing Property Portfolio” above. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

The terms of our leases limit our ability to increase rents in response to market conditions, so we may receive rents at levels below current fair market values.

Leases representing approximately 93% of our total leaseable area expire in 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

Most of our significant leases provide our tenants with rights of first refusal, which may adversely affect the marketability and market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio. See “Description of Our Real Estate Business – Leasing Arrangements – Restrictions on Sales and Tenant Rights to Purchase”.

We are subject to competition for the acquisition of new properties and we may not compete successfully, which would limit our ability to invest in and develop new properties.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Risks Related to Our Controlling Shareholder

We are controlled by the Stronach Trust.

As of March 31, 2008, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares. Those shares represent approximately 0.78% of our total outstanding shares and approximately 56.8% of the aggregate voting power of our outstanding shares. Accordingly, the Stronach Trust is deemed to control MID and is able to elect all our directors. Subject to applicable law, the Stronach Trust may, as a practical matter, be able to cause us to effect corporate transactions without the consent of our other shareholders and to control the amount and timing of dividends. In addition, the Stronach Trust is able to cause or prevent a change in our control.

Our controlling shareholder and our Chairman have interests in Magna and MEC that could conflict with the interests of other holders of our shares.

Mr. Frank Stronach, our Chairman and the Chairman of Magna, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes.  Taking into account the shares directly or indirectly owned by, or over which direct or indirect control or direction is exercised by, the Stronach Trust and certain acquisition corporations and estate planning vehicles, associates of Mr. Stronach control approximately 67.1% of the votes carried by MID’s outstanding Class A Subordinate Voting and Class B Shares.

Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust (of which Mr. Stronach and three other members of his family are trustees) and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.

Mr. Stronach is also the Chairman, Chief Executive Officer and founder of MEC.   Taking into account the Class A Subordinate Voting Stock of MEC directly or indirectly held or controlled by MID and certain acquisition corporations and estate planning vehicles, Mr. Stronach’s associates directly or indirectly control approximately 7.5% of the outstanding Class A Subordinate Voting Stock of MEC.  In addition, MID, controlled by the Stronach Trust, holds 2,923,302 shares of MEC Class B Stock, which, when combined with MID’s Class A shareholdings of MEC, represents in aggregate an approximately 54% equity interest and 96% voting interest in MEC. Mr. Stronach also holds personally the right to acquire 50,000 shares of Class A Subordinate Voting Stock of MEC issuable upon the exercise of stock options.

As a result of these relationships, the interests of the Stronach Trust and our Chairman may not be the same as those of our other shareholders, particularly in connection with corporate transactions that might involve a change in our control, which the Stronach Trust might not favour even if our other shareholders would. Subject to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures, those conflicts of interest could influence decisions made regarding transactions and investments that we effect or choose not to effect in the future, particularly with Magna and MEC. Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

Our transactions with the Magna group may not be on an arm’s length basis.

Virtually all the Real Estate Business’ revenue is generated pursuant to leases with the Magna group. Most of these leases were entered into by our predecessor entities while they were wholly-owned subsidiaries of Magna. Although we intended for these leases to be on arm’s length commercial terms, there can be no assurance that independent parties negotiating at arm’s length would have arrived at the same terms. Since we are under common control with the Magna group, there is a risk that any decisions or actions taken by either of us regarding these leases (including with respect to renewals, amendments, disputes or enforcement proceedings) may not be the same as if we operated on an arm’s length basis.

Our tax structure benefits from MID being under common control with Magna and MEC and would be adversely affected if this were no longer the case.

As noted earlier, MID is controlled by the Stronach Trust and MID controls MEC.  As well, the Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar, which controls Magna. As a result, we pay a relatively low rate of income tax on our foreign (non-Canadian) earnings derived from MEC and Magna.  In the event that MID and Magna or MID and MEC ceased to be under common control, our foreign earnings would be subject to a significantly higher rate of tax and this would adversely affect our after-tax results of operations and Funds From Operations.

Risks Related to the Real Estate Industry

Real estate investments are subject to numerous risks that could adversely affect our operating results, many of which are beyond our control.

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

Real estate development is subject to timing, budgeting and other risks that could adversely affect our operating results.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•                  construction delays or cost overruns that may increase project costs;

•                  receipt of zoning, occupancy and other required governmental permits and authorizations;

•                  development costs incurred for projects that are not pursued to completion;

•                  natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•                  ability to raise capital; and

•                  governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to renew leases on favourable terms or find new tenants for vacant properties.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna’s plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers’ operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Environmental compliance costs and liabilities with respect to our real estate may adversely affect us.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Risks Related to Our Investments in Magna Entertainment Corp.

Because our holdings in MEC represent approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC, we are required to consolidate the financial position and operating results of MEC with those of the Real Estate Business. MEC represented approximately 42% of our consolidated assets at December 31, 2008 and approximately 77% of our consolidated revenues from continuing operations for the year ended December 31, 2008, and materially affects our consolidated net income. Accordingly, the risks related to MEC are also risks to our combined financial condition and operating results and the market value of our investments in MEC.

In addition, at December 31, 2008, the MID Lender had loans outstanding from MEC and certain of MEC’s subsidiaries in the aggregate amount of $345.0 million and during the year ended December 31, 2008, MID’s Real Estate Business recognized interest and fee income from MEC of $40.5 million.

MEC and certain of its subsidiaries are currently subject to Chapter 11 bankruptcy proceedings and this subjects MID and the MID Lender to significant risks and uncertainties.

On March 5, 2009, MEC and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Court.  See “Company Overview – Magna Entertainment Corp.” above.

The ultimate recovery to MID, if any, as a stockholder of MEC, in the Debtors’ Chapter 11 proceedings will likely not be determined until confirmation of a plan of reorganization for the Debtors. In this regard, however, such a plan is likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.

Furthermore, no assurance can be given as to the treatment the MID Lender’s claims will receive in the Debtors’ Chapter 11 proceedings, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims.

The Stalking Horse Bid (or any other bid by MID for MEC’s assets) and the treatment of the MID Lender’s claims are subject to significant risks and uncertainties, most of which are beyond MID’s control.  These risks and uncertainties include, among others:

•                  there is no certainty with regard to how long the Chapter 11 proceedings will take;

•                  whether any plan or plans of reorganization proposed by the Debtors will be confirmed;

•                  there is no certainty with regard to how long the process for the marketing and sale of the Debtors’ assets will take;

•                  whether or at what prices the Debtors’ assets will be sold;

•                  whether the Stalking Horse Bid or any other bid by MID or any third party for MEC’s assets will materialize or be successful; and

•                  the outcome of litigation, if any, related to the Chapter 11 proceedings or MID’s involvement therein.

If the Debtors are not able to successfully implement a plan of reorganization under Chapter 11, it is possible that they will be required to shut down part of their business and liquidate their assets, which is likely to have an adverse impact on MID and MID Lender’s interests in MEC.

Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of MEC sufficient to allow it to continue as a going concern.  Accordingly, MEC’s realization of assets and discharge of liabilities is subject to significant uncertainty and substantial doubt exists as to whether MEC will be able to continue as a going concern. If the going concern basis is not appropriate, reductions to the carrying amounts and/or adjustments to the classification of MEC’s assets and liabilities will be necessary in MID’s consolidated financial statements.

The credit rating of our debt may be downgraded further as a result of the MEC Chapter 11 filing.

As a result of MEC’s Chapter 11 filing, MID is at risk of having the credit rating of our debt downgraded further.  Should this occur, our ability to access the capital markets on favourable terms would be adversely affected and our borrowing costs would significantly increase.

MEC’s business is subject to different risk factors than the Real Estate Business.

MEC’s business is subject to different risk factors than the Real Estate Business.  For a discussion of the risks associated with MEC, please refer to the sections of the MEC 10-K, MEC Q3 10-Q and MEC’s quarterly report for the quarterly period ended June 30, 2008 on Form 10-Q (the “MEC Q2 10-Q”): entitled “Risk Factors”, which sections are hereby incorporated by reference.  The complete MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (filed on March 14, 2009, November 7, 2008 and August 8, 2008, respectively, under Commission File No. 000-30578).  We have separately filed on SEDAR all of the portions of the MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q that we are incorporating by reference into this annual report.  MEC has its own Board of Directors and management team (although Mr. Stronach is MEC’s Chairman and Chief Executive Officer), who have prepared the MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q independently.  MID has not verified, nor do we take responsibility for, the accuracy or completeness of the information contained in the MEC 10-K, MEC Q3 10-Q or MEC Q2 10-Q.

AFFILIATE RELATIONSHIPS AND TRANSACTIONS

Relationship with Our Controlling Shareholder

As of March 31, 2009, the Stronach Trust beneficially owns approximately 66.4% of our outstanding Class B Shares, and as such is able to elect all our directors. Therefore, the Stronach Trust may be able to cause us to effect certain corporate transactions without the consent of our other shareholders and to control the amount and the timing of dividends, subject in each case to applicable laws regarding related party transactions and the protection of minority shareholders, the fiduciary duties of our directors to act in the best interests of our company and our internal governance procedures. In addition, the Stronach Trust is able to cause or prevent a change in our control. Furthermore, under the applicable laws of Ontario, as a shareholder, the Stronach Trust does not have a fiduciary duty to us or any of our shareholders.

As well, Magna is controlled by M Unicar, a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna’s management.  M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna’s shares.  The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar.  Magna and MID are related parties due to the fact that both entities may be considered to be under the control of the Stronach Trust.

Mr. Frank Stronach, the Chairman of MID, Magna and MEC, and three other members of his family are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Accordingly, Mr. Stronach may be deemed to beneficially own the shares owned by the Stronach Trust, although he disclaims beneficial ownership for all purposes other than for U.S. securities law purposes. We believe that there are significant benefits derived from Mr. Stronach’s role as Chairman of our company. In particular, we are able to benefit from Mr. Stronach’s experience and track record in establishing companies with successful and entrepreneurial corporate cultures, and from his substantial experience with the Magna group.

The Company holds an approximate 54% equity and 96% voting interest in MEC, and as such is deemed to control MEC and is able to elect all of MEC’s directors. Therefore, the Company is able to cause MEC to effect certain corporate transactions without the consent of MEC’s minority stockholders, subject to applicable law and the fiduciary duties of MEC’s directors and officers. In addition, the Company is able to cause or prevent a change in control of MEC.

Related Party Transactions

Virtually all the Real Estate Business’ revenue is obtained from “related parties”, including the Magna group and MEC.

We have entered into or propose to enter into various transactions with members of the Magna group, including substantially all our existing leases and certain services arrangements. We expect to enter into additional leases and agreements with Magna from time to time in the future, the terms of which will be determined by negotiations at such time and, in the case of material agreements, will be subject to approval by a special committee comprised of independent members of our Board of Directors.

We have also entered into various transactions with MEC, including the purchase of development properties, and, as described below under “Material Contracts”, the MID Lender is currently party to two project financing facilities, the 2007 MEC Bridge Loan, the 2008 MEC Loan and the DIP Loan with MEC and certain of its subsidiaries, as applicable.  The entering into of these financing arrangements, as well as any material amendments thereto, and the asset purchases described in the previous paragraph, were approved by the MID board of directors (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC) based on recommendations from a special committee comprised of independent members of our Board of Directors. From time to time, each of MID and the special committee engaged financial and legal advisors to assist in deliberations relating to such related party transactions with MEC.

There can be no assurance that transactions between us and Magna or between us and MEC have been or will be on the same terms as would be negotiated between arm’s length parties.  Subject to certain exemptions (which MID has availed itself of in the past and may avail itself of again in the future), rules of applicable Canadian securities regulatory authorities require issuers involved in a “related party transaction” to obtain an independent valuation and the approval of the transaction by a majority of minority shareholders.  We intend to comply with these and any other applicable regulatory requirements.  See “Risk Factors – Risks Related to Our Controlling Shareholder”.

For further information on related party transactions, please refer to notes 1, 3 and 23 to our consolidated financial statements for the year ended December 31, 2008, which notes are hereby incorporated by reference.  Our consolidated financial statements for the year ended December 31, 2008 and the notes thereto are available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

Public Debt

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.  Pursuant to the terms of the indenture governing the Debentures, the aggregate principal amount of total funded debt of the Real Estate Business cannot exceed 40% of its total capitalization.

Share Capital

Our authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, 706,170 Class B Shares and an unlimited number of Preference Shares issuable in series, all with no par value. As of March 31, 2009, there were 46,160,564 Class A Subordinate Voting Shares, 547,413 Class B Shares and no Preference Shares issued and outstanding, and the votes attached to our Class A Subordinate Voting Shares represented 14.4% of the aggregate voting rights attached to our securities.

As at December 31, 2008, options to purchase 125,000 Class A Subordinate Voting Shares at Cdn.$32.21 per share (four year vesting period with an expiry of September 17, 2017), 155,000 Class A Subordinate Voting Shares at Cdn.$31.85 per share (four year vesting period with an expiry of September 16, 2013), 96,544 Class A Subordinate Voting Shares at Cdn.$35.62 (four year vesting period with an expiry of December 21, 2014), 8,000 Class A Subordinate Voting Shares at Cdn.$39.12 (three year vesting period with an expiry of January 22, 2009), 10,000 Class A Subordinate Voting Shares at Cdn.$39.12 (three year vesting period with an expiry of January 31, 2016) and 100,000 Class A Subordinate Voting Shares at Cdn.$41.17 (four year vesting period with an expiry of October 5, 2016) were issued and unexercised under the Stock Option Plan. At December 31, 2008, the number of Class A Subordinate Voting Shares remaining available for future issuance under the Corporation’s Stock Option Plan, excluding securities issuable upon conversion of outstanding options, was 2,095,000.

Class A Subordinate Voting Shares

The holders of our Class A Subordinate Voting Shares are entitled:

•                  to one vote for each Class A Subordinate Voting Share held (together with the holders of our Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class B Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class A Subordinate Voting Shares and Class B Shares; and

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class B Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Class B Shares

The holders of our Class B Shares are entitled:

•                  to 500 votes for each Class B Share held (together with the holders of our Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per share held) at all meetings of our shareholders other than meetings of the holders of another class or series of shares;

•                  on a pro rata basis with the holders of our Class A Subordinate Voting Shares, to receive any dividends (except for stock dividends as described below) that may be declared by our Board of Directors, subject to the preferential rights attaching to shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares;

•                  after the payment of all our liabilities and subject to the rights of the holders of our shares ranking in priority to our Class B Shares and our Class A Subordinate Voting Shares (including holders of our Preference Shares), to receive, on a pro rata basis with the holders of our Class A Subordinate Voting Shares, all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs; and

•                  from time to time, to convert our Class B Shares into our Class A Subordinate Voting Shares on a one-for-one basis.

Stock Dividends

Under our articles of amalgamation, our Board of Directors may declare a simultaneous dividend payable on our Class A Subordinate Voting Shares in our Class A Subordinate Voting Shares and payable on our Class B Shares in our Class A Subordinate Voting Shares or in our Class B Shares. No dividend payable in our Class B Shares may be declared on our Class A Subordinate Voting Shares.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Class A Subordinate Voting Shares and our Class B Shares but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and net assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs.

Amendments to the Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of Preference Shares, to our Class A Subordinate Voting Shares and to our Class B Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, our Class A Subordinate Voting Shares or our Class B Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by the vote of two-thirds of those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

Neither our Class A Subordinate Voting Shares nor our Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Takeover Protection

Under applicable Canadian law, an offer to purchase our Class B Shares would not necessarily result in an offer to purchase our Class A Subordinate Voting Shares. Accordingly, our articles of amalgamation provide that our Class A Subordinate Voting Shares are convertible into our Class B Shares on a one-for-one basis, at the option of the holder, upon an offer being made for our Class B Shares where:

(1)           by reason of applicable securities legislation or stock exchange requirements, the offer must be made to all holders of Class B Shares; and

(2)           no equivalent offer is made for our Class A Subordinate Voting Shares;

for the purpose of allowing the holders of our Class A Subordinate Voting Shares to tender into such offer.

Credit Facility

We have an unsecured senior revolving credit facility in the amount of $50.0 million. The credit facility is available by way of U.S. or Canadian dollar loans or letters of credit. The credit facility expires on December 18, 2009, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business’ ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, we are subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers’ acceptance rates plus 2.75%, or the U.S. base or Canadian prime rate plus 1.75%. The credit facility contains negative and affirmative financial and operating covenants. At December 31, 2008, we were in compliance with all of these covenants.  At December 31, 2008, we had no borrowings under the facility, but we had issued letters of credit totaling $0.2 million.

Credit Ratings

Our senior unsecured indebtedness, including our senior unsecured debentures, currently has a rating of BBB (high), under review with negative implications, from DBRS and a rating of Ba1, outlook under review, from Moody’s Investors Service, Inc. (“Moody’s”).  Credit ratings and stability ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are not recommendations to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time by the rating organization.

According to the DBRS rating system, long-term debt rated BBB is of adequate credit quality.  Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.  Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.  DBRS also assigns rating trends to each of its ratings to give investors an understanding of DBRS’ opinion regarding the outlook for the rating in question.

According to Moody’s rating system, debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk.  Numerical modifiers 1, 2 and 3 are applied to each rating category, with 1 indicating that the obligation ranks in the higher end of the category, 2 indicating a mid-range ranking and 3 indicating a ranking in the lower end of the category.

DIVIDEND POLICY

MID

Holders of our Class A Subordinate Voting Shares and our Class B Shares are entitled to receive such dividends as may be declared by our Board of Directors on a pro rata basis, subject to the preferential rights attaching to our Preference Shares (none of which has been issued as of March 31, 2009) and to any other of our shares ranking in priority to our Class A Subordinate Voting Shares and our Class B Shares (none of which has been issued as of March 31, 2009).

Subject to applicable law, we expect to pay dividends on our Class A Subordinate Voting Shares and Class B Shares in accordance with a dividend policy to be determined by our Board of Directors from time to time. The dividend rate will be established by our Board having regard to our financial resources, cash requirements, the Company’s policy to retain a significant portion of its cash flow to fund future growth, and other relevant factors.

During each of 2008, 2007 and 2006, the Company paid one quarterly dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of the prior fiscal year and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in that fiscal year. During 2005, the Company paid one quarterly dividend of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2004 and three quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share for each of the first three quarters in fiscal 2005. During 2004, the Company paid four quarterly dividends of $0.09 per Class A Subordinate Voting Share and Class B Share in respect of the fourth quarter of fiscal 2003 and each of the first three quarters in fiscal 2004. No dividends were paid in fiscal 2003.  The first quarterly dividend of fiscal 2009, $0.15 per share in respect of the fourth quarter of 2008, is payable on or after April 15, 2009 to shareholders of record at the close of business on March 31, 2009.

MEC

MEC has never declared or paid dividends on its Class A Subordinate Voting Stock or Class B Stock.  The holders of MEC’s Class A Subordinate Voting Stock and Class B Stock are entitled to receive their proportionate share of dividends declared by MEC’s board of directors, except in the case of certain stock dividends.  Any dividends will be declared on MEC’s Class A Subordinate Voting Stock and Class B Stock in accordance with its restated certificate of incorporation, including its Corporate Constitution, which sets forth certain dividend entitlements for MEC’s stockholders if it generates after-tax profits, subject to applicable law.

MARKET FOR SECURITIES

Our Class A Subordinate Voting Shares and our Class B Shares are listed and posted for trading on the TSX under the symbols “MIM.A” and “MIM.B”, respectively, and our Class A Subordinate Voting Shares are listed and posted for trading on the NYSE under the symbol “MIM”.

The following table provides information regarding the price range and volume traded for our Class A Subordinate Voting Shares and our Class B Shares on the TSX on a monthly basis for each month of the year ended December 31, 2008.

	Class A Subordinate Voting Shares			Class B Shares
	High (Cdn.$)	Low (Cdn.$)	Traded Volume	High (Cdn.$)	Low (Cdn.$)	Traded Volume
January 2008	28.61	22.78	1,401,704	33.00	23.50	500
February 2008	25.50	22.08	547,164	29.00	23.50	300
March 2008	29.95	20.79	862,622	29.00	21.50	999
April 2008	30.02	26.51	748,708	34.00	21.50	300
May 2008	28.19	21.84	1,710,572	34.00	25.40	250
June 2008	26.58	22.25	901,070	34.00	24.50	500
July 2008	23.46	20.00	358,178	28.00	21.00	200
August 2008	23.41	19.99	198,135	24.00	21.00	500
September 2008	25.37	18.67	955,206	28.00	20.00	300
October 2008	19.56	13.37	697,909	25.00	15.50	200
November 2008	13.87	9.92	650,661	20.00	11.50	700
December 2008	11.68	8.87	422,892	16.00	10.50	883

In December 2004, we issued Cdn.$265 million of 6.05% Senior Unsecured Debentures due December 22, 2016 at a price of Cdn.$995.70 per Cdn.$1,000 of principal amount.

DIRECTORS AND OFFICERS; AUDIT COMMITTEE

The following table provides the name, province or state and country of residence, the position and office held with us and the present principal occupation (if not with the Company) of each of our directors and officers and, with respect to our directors, the date since which such director has served on our board:

Name, Province/State and Country of Residence	Position and Office Held with the Company	Present Principal Occupation (if not with the Company)	Director Since

Frank Stronach(1) Oberwaltersdorf, Austria	Chairman of the Board and Director	Partner, Stronach & Co. (Consultant)	August 29, 2003
Dennis J. Mills Ontario, Canada	Vice-Chairman of the Board, Director and Chief Executive Officer	N/A	August 30, 2004
Senator Rod A. A. Zimmer(2) Manitoba, Canada	Lead Director	Member, Senate of Canada; President, The Gatehouse Corporation	March 27, 2008
Barry B. Byrd Florida, USA	Director	Partner, Pineiro, Wortman & Byrd, P.A., a law firm	August 29, 2003
Franz Deutsch(2) (3) Oberwaltersdorf, Austria	Director	President, Austrian Canadian Business Club	October 22, 2008
Philip K. Fricke New Jersey, USA	Director	President, PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies	August 29, 2003
Benjamin Hutzel(4) Ontario, Canada	Director	Retired Partner, Bennett Jones LLP, a law firm	October 22, 2008
Manfred Jakszus(2)(3) (4) Enzersdorf, Austria	Director	Independent investor and real estate developer	August 29, 2003
Heribert Polzl Ontario, Canada	Director	President, H. Polzl Consulting Ltd.	May 7, 2008
Lorne Weiss(3) Ontario, Canada	Director	Wealth Advisor and Associate Director, Wealth Management, ScotiaMcLeod	December 5, 2008
Judson D. Whiteside(4) Ontario, Canada	Director	Senior Partner, Miller Thomson LLP, a law firm	March 17, 2005
Don Cameron Ontario, Canada	Chief Operating Officer	N/A	N/A
Richard J. Crofts Ontario, Canada	Executive Vice-President, Corporate Development, General Counsel and Secretary	N/A	N/A

Richard J. Smith Ontario,Canada	Executive Vice-President and Chief Financial Officer	N/A	N/A
Robert S. Mintzberg Ontario, Canada	Vice-President and Controller	N/A	N/A
Doug Nathanson Ontario, Canada	Vice-President and Associate General Counsel	N/A	N/A

Notes:

(1)	Member of the Board of Directors of Magna and MEC.
(2)	Member of the Special Committee of Independent Directors, chaired by Franz Deutsch.
(3)	Member of the Audit Committee, chaired by Franz Deutsch.
(4)	Member of the Corporate Governance and Compensation Committee, chaired by Judson Whiteside.

As of March 31, 2009, our directors and officers as a group (16 persons) beneficially owned, or controlled or directed, directly or indirectly, 72,351 of our outstanding Class A Subordinate Voting Shares, representing approximately 0.16% of our outstanding Class A Subordinate Voting Shares, 429,284 of our outstanding Class B Shares, representing approximately 78.4% of our outstanding Class B Shares, 220,088 shares of Class A Subordinate Voting Stock of MEC, representing approximately 7.5%% of the outstanding shares of Class A Subordinate Voting Stock of MEC, and 2,923,302 shares of Class B Stock of MEC, representing all of the outstanding Shares of Class B Stock of MEC.  The majority of these shareholdings are attributable to associates of Mr. Stronach.

Directors are elected to serve until the next annual meeting of our shareholders. Officers serve at the pleasure of our board of directors.

Certain background concerning our directors and officers, including their principal occupations over the last five years, is summarized below.

Frank Stronach — Chairman of the Board and Director

Mr. Stronach is the founder and Chairman of Magna, the most diversified automotive components supplier in the world.  Mr. Stronach was born in Weiz, Austria and immigrated to Canada in 1954 with a working background in tool and machine engineering. In 1957, he formed a tool and die company in Toronto, Multimatic Investments Limited, which subsequently expanded into the production of automotive components. In 1969, Multimatic Investments Limited merged with Magna Electronics Corporation Limited (which ultimately became Magna International Inc.), with Mr. Stronach as one of the controlling shareholders. Under Mr. Stronach’s leadership, Magna launched a major North American expansion in the mid to late 1980s and a major global expansion in the early 1990s, which saw Magna broaden its base of operations in Europe, Asia and South America. In 1999, Mr. Stronach became the founder and Chairman of MEC and is also MEC’s Chief Executive Officer.  Mr. Stronach is a leading owner of thoroughbred racehorses in North America.  He has served on numerous corporate, government and university boards and has provided assistance to a wide range of charitable and community service organizations. Mr. Stronach is the recipient of numerous honourary degrees and awards, including induction into the Canadian Business Hall of Fame.

Dennis J. Mills — Vice-Chairman of the Board, Director and Chief Executive Officer

Mr. Mills served as Vice-President at Magna from 1984 to 1987, where he again worked over the past several years. Previously, Mr. Mills served as a Member of Parliament in Canada’s federal parliament from 1988 to 2004. While a Member of Parliament, Mr. Mills was Parliamentary Secretary to the Minister of Industry from 1993 to 1996, the Parliamentary Secretary to the Minister of Consumer and Corporate Affairs from 1993 to 1995 and the Chair of the Committee studying the Industry of sport in Canada. Mr. Mills was the Senior Policy Advisor to the Cabinet Committee on Communications (1980-1984), Advisor to the Minister of Energy (1980-1981), Senior Advisor to the Minister of Multiculturalism (1980), and Senior Communications Advisor to the Prime Minister of Canada, The Right Honourable Pierre Elliott Trudeau (1980-1984).  Mr. Mills served as MEC’s Vice-Chairman of the Board of Directors from November 2004 until August 2007.

Senator Rod A. A. Zimmer —  Lead Director

Senator Zimmer has been a member of the Senate of Canada since August 2005 and currently serves on the standing committees for National Security and Defence and for Transportation and Communications.  Since 1993, he has been the President of The Gatehouse Corporation. From 1995 to 1998, he served as Vice-President (Festivals) for the Pan American Games Society Inc. From 1986 to 1993, he was the Vice-President of Marketing and Communications and then the Executive Vice-President for the Manitoba Lotteries Foundation and was also the Director of Project Management for the Canadian Sports Pool Corporation in Ottawa in 1984. From 1979 to 1984, he was Vice-President of Corporate Communications for CanWest Capital Corporation.  As a philanthropist, he serves as a member of the boards of directors for the following organizations: Canadian Paralympic Foundation, Gold Medal Plates (2010 Olympics and Paralympics), Royal Winnipeg Ballet, the Burton Cummings Theatre, the Millennium Centre, Canadian Unity Council (Manitoba), and the Belinda Stronach Foundation.  He also serves on the Honourary Council of the Royal Winnipeg Ballet, as a member of the Board of the Canadian Paralympic Foundation, and as Canadian Paralympic Foundation Liaison Director to the board of directors of the Canadian Paralympic Committee.  He was awarded the 125th Anniversary of the Confederation of Canada Medal in 1992 and the Queen Elizabeth II Golden Jubilee Medal in 2002.

Barry B. Byrd — Director

Mr. Byrd has been a partner of the law firm of Pineiro, Wortman & Byrd, P.A. in Palm Beach Gardens, Florida, since February of 2003. Prior to co-founding his current law firm, Mr. Byrd practised with Watterson, Hyland & Klett, P.A. in Palm Beach Gardens, Florida since 1996. Mr. Byrd has been practising law in the State of Florida for over 28 years and has been certified as a real estate specialist by the Florida Bar Association. He has been involved with numerous civic organizations in Palm Beach County, such as the Northern Palm Beaches Chamber of Commerce, where he acted as both President and director and the Abacoa Partnership for Community, where he is currently a director and the Chairperson. Mr. Byrd earned his B.A. in economics in 1977 and his J.D. in 1979, both from Stetson University, Florida. Mr. Byrd was formerly a director of Tritec Power Systems, Ltd., which ceased doing business in 2001, at which time a cease trade order was issued.

Franz Deutsch — Director

Mr. Deutsch is currently the President of the Austrian Canadian Business Club and has extensive operating, manufacturing, distribution and brand management experience on a global scale. From 1981 to 1998, he was the Chairman of the Board and an Equity Partner in HTM Sports Company, a global sporting goods company whose brands included Head, Tyrolia and Mares. He also previously served as the President of AMF Roadmaster and the Executive Vice President, Marketing of Stelber Industries Inc.

Philip K. Fricke — Director

Mr. Fricke is the founder and President of PKF Financial Consultants, Inc., a strategic and financial planning, execution and communications firm for public companies that he started in 2001. Prior to that, Mr. Fricke spent more than 25 years working on Wall Street as a “sell side” securities analyst covering the automotive sector, principally at LF Rothschild, Goldman Sachs, and Prudential Securities, and most recently at CIBC Oppenheimer from September 1998 to November 1999 and at First Union Securities from January 2000 to March 2001. Mr. Fricke serves on the Board of Directors of Local.com Corporation.  Mr. Fricke holds a B.A. in psychology, M.A. in psychology and M.B.A. in finance and economics, all from Fairleigh Dickinson University.

Benjamin Hutzel — Director

Mr. Hutzel is a retired partner at Bennett Jones LLP where he had an extensive national and international practice specializing in financings, acquisitions and divestitures and joint venture structuring. Mr. Hutzel is a Director and Chairman of the Audit Committee of the Woodbine Entertainment Group and was recently a Director of the Greater Toronto Airports Authority (where he also acted as Chairman of the Compensation and Corporate Governance Committee and a member of the Audit Committee).

Manfred Jakszus — Director

Mr. Jakszus is an independent investor and developer of real estate projects in Austria. Between 1980 and 1990, he held the position of head of facility management at Austrian Central Bank. Mr. Jakszus co-founded IG-Immobilien, the Austrian Central Bank’s real estate subsidiary, in 1991. As managing director of IG-Immobilien from 1991 until 2002, Mr. Jakszus established administration, facilities management and real estate development departments. He also acted as chief executive officer of two real estate companies in Brussels and Amsterdam in the 1990s and has been involved in the development and renting of industrial real estate and shopping malls. Mr. Jakszus retired as managing director of IG-Immobilien in 2002.

Heribert Polzl — Director

Mr. Polzl is a real estate developer specializing in commercial and industrial properties. His companies provide a wide range of services and experience in development, construction management, property management and real estate brokerage. Mr. Polzl immigrated to Canada in 1969 with a degree in civil engineering from Austria.

Lorne Weiss — Director

Mr. Weiss, a Certified Financial Planner, is a Wealth Advisor and Associate Director, Wealth Management at ScotiaMcLeod. Previously, he was a Vice-President, investment advisor and branch manager at CIBC Wood Gundy. Mr. Weiss currently is part-time coordinator of the Financial Planning Program at Seneca College (FCET), where he has been an instructor since 1998. Mr. Weiss has served as a member of the Board of the Reena Foundation since 2002 and is currently the Chair of its Investment Committee.

Judson D. Whiteside —  Director

Mr. Whiteside is a Senior Partner and the former Chair and Chief Executive Officer of Miller Thomson LLP.  Mr. Whiteside is a former director of Tesma International Inc.  Mr. Whiteside is also Past President of the Canadian Cancer Society, South Central Ontario, Member of the Board of Governors of the University of Waterloo, Chairman of the Board of the Miller Thomson Foundation, Past Director of the Direct Sellers Association, Director of the Markham Stouffville Hospital Foundation and Honorary Director of the Canadian Professional Golfers’ Association.

Don Cameron — Chief Operating Officer

Mr. Cameron has served as our Chief Operating Officer since September 2006. For two years prior to that, Mr. Cameron worked as a consultant to the company in his capacity as a president of Noremac Property Holdings Limited which, through subsidiaries, invests in residential and land developments. From 1987-1995, Mr. Cameron was the Executive Vice President and Chief Operating Officer of the real estate development company MICC Properties Inc. and from 1985-1987, he was a Senior Vice President with the Continental Bank of Canada / Lloyds Bank of Canada. Mr. Cameron was previously Vice President Finance and Treasurer of The Cadillac Fairview Corporation. In addition, he has held positions in The Toronto Dominion Bank and the Clydesdale Bank.

Richard J. Crofts — Executive Vice-President, Corporate Development, General Counsel and Secretary

Mr. Crofts has served as our Executive Vice-President, Corporate Development, General Counsel and Secretary since October 2004 after joining the company as Vice-President, Corporate Development, and Assistant General Counsel in September 2004. Prior to that, he was employed by MEC, most recently as its Vice-President, Legal & Corporate Development.  Mr. Crofts joined MEC in April 2002. Prior to joining MEC, Mr. Crofts was an associate attorney with the Toronto office of the New York law firm of Shearman & Sterling LLP from September 1999. He is a member of the bar in both New York State and Ontario.

Richard J. Smith — Executive Vice-President and Chief Financial Officer

Mr. Smith has served as our Executive Vice-President and Chief Financial Officer since July 3, 2007. From June 2004 until joining our company, Mr. Smith was employed by Magna, most recently as its Vice-President, Corporate Development. From 2001 to 2004, he worked at Scotia Capital in the Mergers & Acquisitions Group. Prior to that, Mr. Smith worked at Coopers & Lybrand in its Ottawa office. He is a Canadian Chartered Accountant and a U.S. CPA (Illinois).

Robert S. Mintzberg — Vice-President and Controller

Mr. Mintzberg, a chartered accountant, has served as our Controller since December 2004 and was appointed an officer of MID in March 2005 and a Vice-President in November 2007. Prior to joining MID, Mr. Mintzberg served as Vice-President and Corporate Controller of Clarke Inc., a leader in North American transportation and logistics services, between November 2003 and November 2004.  Mr. Mintzberg joined Clarke Inc. after eight years of experience with Ernst & Young LLP, both in Toronto, Canada and Auckland, New Zealand, where his last position held was that of a Senior Manager in the Assurance and Advisory Business Services Group.

Doug Nathanson — Vice-President and Associate General Counsel

Mr. Nathanson joined MID in February 2005 and has served as our Vice-President and Associate General Counsel since January 2006. He was appointed an officer of MID in May 2006. From September 2001 until February 2005, Mr. Nathanson worked as an associate in the Toronto office of Shearman & Sterling LLP specializing in U.S. securities law and cross-border financings. Prior to that, he clerked at the Ontario Court of Appeal. Mr. Nathanson is a member of the bar in both New York State and Ontario.

Audit Committee

MID has a separately designated standing audit committee (the “Audit Committee”) comprised of Messrs. Deutsch (Chair), Jakszus and Weiss, each of whom has been determined by the Board to be “independent” and “financially literate”, as such terms are defined in Multilateral Instrument 52-110 — Audit Committees and “independent” under the corporate governance standards of the NYSE applicable to audit committees. As well, Mr. Deutsch has been determined to be a “financial expert” within the meaning of the rules of the SEC under the Sarbanes-Oxley Act of 2002.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditor.  The Audit Committee has established a policy to pre-approve all audit services and permitted non-audit services provided to us by Ernst & Young LLP, as well as the related fees to be paid to the external auditor.  Under this policy, subject to certain conditions, specified audit, audit-related, tax and other services may be presented to the Audit Committee for pre-approval as a well-defined category of services on an annual or project basis.  All services not otherwise pre-approved by the Audit Committee must be pre-approved on an individual basis.  The Audit Committee has delegated to the Chairman of the Audit Committee the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by the external auditor from time to time.  Any approvals by the Chairman are reported to the full Audit Committee at the following meeting.  In pre-approving audit and permitted non-audit services, the Chairman and the Audit Committee consider Canadian and United States rules on auditor independence and whether the external auditor is best positioned to provide the most effective and efficient service to the Company.

The charter of the Audit Committee is attached as Appendix A to this Annual Information Form and has been posted to our website at www.midevelopments.com.

Audit Fees

The following table sets forth the fees billed to MID by Ernst & Young LLP and its affiliates for professional services rendered in each of the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006  During these years, Ernst & Young LLP was MID’s only external auditor.  All figures are in Canadian dollars.

Fees	2008	2007	2006

Audit Fees (1)	$1,043,400	$1,024,058	$1,108,252
Audit-Related Fees (2)	$119,109	$51,778	$182,116
Tax Fees (3)	$275,923	$257,512	$547,993
All Other Fees (4)	$7,530	$7,093	—

Total	$1,446,462	$1,340,441	1,838,361

Notes:

(1)

Audit Fees consist of fees billed for the annual audit and quarterly review of our consolidated financial statements and services that are normally provided in connection with our statutory and regulatory filings, including the Auditor attestation requirements of the Sarbanes-Oxley Act.

(2)

Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and that are not included in category (1) above.  They include consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems and due diligence related to acquisitions.

(3)	Tax Fees include fees billed for tax compliance, tax advice and tax planning services, including the preparation of original and amended tax returns.

(4)	All Other Fees capture fees in respect of all services not falling under any of the foregoing categories.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A Subordinate Voting Shares and our Class B Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.  The co-transfer agent and co-registrar for our Class A Subordinate Voting Shares and our Class B Shares in the United States is Computershare Trust Company, Inc. at its offices in Canton, Massachusetts.

LEGAL PROCEEDINGS

MID is party to various legal actions and claims arising in the ordinary course of its business, such as litigation with contractors, suppliers, governmental authorities, sellers and purchasers. We believe that none of these actions or claims, either individually or in combination, has had or, in the case of current actions and claims, will have, a material adverse effect on our financial condition or results of operations.

On July 10, 2008, the Ontario Divisional Court dismissed the appeal by Greenlight and certain of its affiliates of the October 2006 decision of the Ontario Superior Court of Justice dismissing Greenlight’s oppression application against the Company and certain of its current and former directors and officers.  The appeal hearing took place in April 2008.

For information in relation to MEC’s material legal proceedings, please refer to the sections entitled “Legal Proceedings” in the MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q, which sections are hereby incorporated by reference.  The complete MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov (filed on March 14, 2009, November 7, 2008 and August 8, 2008, respectively, under Commission File No. 000-30578).  We have separately filed on SEDAR all of the portions of the MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q that we are incorporating by reference into this annual report.  MEC has its own Board of Directors and management team (although Mr. Stronach is MEC’s Chairman and Chief Executive Officer), who have prepared the MEC 10-K, MEC Q3 10-Q and MEC Q2 10-Q independently.  MID has not verified, nor do we take responsibility for, the accuracy or completeness of the information contained in the MEC 10-K, MEC Q3 10-Q or MEC Q2 10-Q.

MATERIAL CONTRACTS

In July 2005, the MID Lender, one of our wholly-owned subsidiaries, entered into an agreement to provide a 13-month bridge loan to MEC of up to $100 million (the “2005 MEC Bridge Loan”).  In 2006, the MID Lender extended the maturity date to December 5, 2006 and made available to MEC up to $19 million of increased funding under the 2005 MEC Bridge Loan.  On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows racetrack to repay in full the 2005 MEC Bridge Loan and, accordingly, the facility was terminated.

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide the 2007 MEC Bridge Loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) to MEC through a non-revolving facility.  The 2007 MEC Bridge Loan, together with a $20.0 million private placement to Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Mr. Stronach, of MEC Class A Stock, which closed in October 2007, was intended to provide short-term funding to MEC as it sought to implement a concurrently-announced debt elimination plan.

The 2007 MEC Bridge Loan proceeds were available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the 2007 MEC Bridge Loan and the MEC project financing facilities; (iii) mandatory payments of interest in connection with permitted debt under the 2007 MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements MEC has with each of Forest City and Caruso.

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0% (set at 16.2% at December 31, 2007).  On February 29, 2008, the interest rate spread on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0% (set at 12.5% at December 31, 2008).

Given that the sale of MEC assets under MEC’s debt elimination plan had taken longer than originally contemplated, the maturity date of the 2007 MEC Bridge Loan was extended during 2008 from May 31, 2008 to March 31, 2009.  In addition, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid during 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland.  As a result of the November 2008 Reorganization Proposal not proceeding, the maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009, the 2007 MEC Bridge Loan was not repaid when due.

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon, Ocala and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park.  In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender).

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment).  In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million.  The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.  The interest rates and fees reflected MID’s assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC’s financial condition and the security package for the 2007 MEC Bridge Loan.

At December 31, 2008, $125.4 million (including interest receivable) was outstanding under the fully drawn 2007 MEC Bridge Loan.  On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the “MEC Project Financing Facilities”).  The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions.  The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center.  The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing).  In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park.  The Gulfstream Park project financing is guaranteed by MEC’s subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively.  Both tranches were established to fund MEC’s design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines.  The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011.  Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date.  Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches.  Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park’s total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches.  The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.  The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement MEC’s debt elimination plan (including the sale of specific assets by the time periods listed therein); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.  In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009.  However, as a result of the November 2008 Reorganization Proposal not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009, the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million.

Since the relevant completion date (or since inception for the July 2006 and December 2006 tranches of the Gulfstream Park project financing facility), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility, for which the interest capitalization period was extended to May 1, 2007).  Commencing January 1, 2007 (May 1, 2007 for the December 2006 tranche of the Gulfstream Park project financing facility), the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities.  Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park’s total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility.  During 2008, $3.4 million ($7.4 million cumulative to date) of such payments were made.  During 2008, Remington Park agreed to purchase 80 Class III slot machines from Gulfstream Park with funding from the Remington Park project financing facility.  Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during 2008.

At December 31, 2008, there were balances of $171.0 million and $25.0 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively.  On the date MEC filed for Chapter 11 protection, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment of $125.0 million (plus costs and fees).  The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances).  The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

Tranche 1

Tranche 1 in the amount of up to $50.0 million (plus costs and fees) may be used by MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC’s existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of MEC’s joint venture arrangements with Forest City and Caruso.  Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding, such maturity date was accelerated to March 20, 2009.  As a result of MEC’s Chapter 11 filing on March 5, 2009, Tranche 1 of the 2008 MEC Loan was not repaid when due.

In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.  The MID Lender also receives a commitment fee equal to 1% per annum of the undrawn facility.  All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

At December 31, 2008, $23.7 million (including interest receivable and capitalized costs and fees) was due under Tranche 1 of the 2008 MEC Loan.  Subsequent to year-end a further $27.5 million was advanced under Tranche 1 of the 2008 MEC Loan.  On the date MEC filed for Chapter 11 protection, the balance outstanding under the fully-drawn Tranche 1 of the 2008 MEC Loan was $51.8 million.

Tranche 2

Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund the application by MEC’s subsidiary Laurel Park for a Maryland video lottery terminal (“VLT”) licence and related matters (the “VLT Application”) and the construction of the temporary VLT facility at Laurel Park, following receipt of the Maryland VLT licence.  In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies’ assets.

A December 31, 2008, Tranche 2 of the 2008 MEC Loan had not been made available.  In February 2009, MEC’s subsidiary, Laurel Park, submitted the VLT Application and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application.  Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that MEC’s VLT Application was not accepted for consideration.  Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.  In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan.  On the date MEC filed for Chapter 11 protection, the balance outstanding under Tranche 2 of the 2008 MEC Loan was $0.7 million.

The initial maturity date of Tranche 2 was December 31, 2011, which was accelerated in accordance with the terms of the loan to May 13, 2009 as a result of the VLT Application not being accepted for consideration.  As a result of MEC’s Chapter 11 filing on March 5, 2009, there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

DIP Loan

For details on the DIP Loan, please refer to “Company Overview — Magna Entertainment Corp. — DIP Loan”.

Board Approvals

The provision of the MEC Project Financing Facilities, the 2007 MEC Bridge Loan, the 2008 MEC Loan and the DIP Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID.  After considering the recommendations of the Special Committee and its own review and consideration thereof, the Board unanimously approved the transactions (excluding Messrs. Stronach and Mills, who (at the applicable times) did not vote because of their relationships with MEC).

For further details, please refer to our material change reports dated July 22, 2005, July 26, 2006, December 22, 2006, September 13, 2007, May 23, 2008, August 13, 2008, September 15, 2008, October 15, 2008, December 3, 2008 and March 13, 2009, all incorporated by reference herein and available on SEDAR at www.sedar.com. In addition, the Remington loan agreement, the amended and restated Gulfstream loan agreement, the 2007 MEC Bridge Loan, the 2008 MEC Loan and the DIP Loan are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

For details relating to MEC’s material contracts, please consult the exhibit index to the MEC 10-K, as updated by quarterly reports on Form 10-Q filed thereafter, available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

EXPERTS

The financial statements for the financial year ended December 31, 2008 have been audited by Ernst & Young LLP, Chartered Accountants and Licensed Public Accountants, our auditor.

ADDITIONAL INFORMATION

Additional information relating to MID may be found on SEDAR at www.sedar.com.  Additional information, including directors’ and executive officers’ compensation and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans is also contained in our Management Information Circular for our annual and special meeting of shareholders to be held on May 8, 2009.  Additional financial information is provided in our Audited Consolidated Financial Statements and Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2008.

APPENDIX A

MI Developments Inc. Audit Committee Charter/Mandate

Purpose

(1)       The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Corporation shall provide assistance to the Board in fulfilling its oversight responsibilities to the Corporation’s shareholders with respect to the integrity of the Corporation’s financial statements and reports and financial reporting process. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Board, the independent Auditor, the internal auditors of the Corporation (the “Internal Auditors”) and management of the Corporation and monitor their performance, recognizing that the independent Auditor is ultimately responsible to the Committee, the Board and the shareholders of the Corporation.

Organization

(2)       The Committee shall be composed of not less than three (3) nor more than five (5) members, each of whom shall be financially literate and shall have such accounting or financial management expertise as is required to comply with the applicable law and the applicable rules and regulations of the Ontario Securities Commission (“OSC”) and the United States Securities and Exchange Commission (“SEC”), The New York Stock Exchange (“NYSE”) and any other regulator or authority from time to time. Each of such members shall meet the independence standards required by the applicable rules of the OSC, the SEC, the NYSE and any other applicable regulatory authorities which are in effect from time to time. No member of the Committee shall serve as a member of the audit committee of more than three other boards of directors of other public companies. The Board shall annually appoint the members of the Committee and appoint a Chairman from among those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board.

(3)       A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting.

(4)       Meetings of the Committee shall be called by the Chairman of the Committee, and may be called by any member of the Committee, by the Chairman, any Deputy Chairman, any Vice-Chairman, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Corporation, by the head of the Corporation’s Internal Audit Department or by the independent Auditor of the Corporation.

(5)       Unless otherwise determined by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as Secretary of the Committee and shall provide the independent Auditor, the Chairman, the Deputy Chairman, the Chief Executive Officer, the President, any Vice-Chairman, and the Chief Financial Officer of the Corporation as well as the head of the Internal Audit Department and each member of the Committee with notice of each meeting of the Committee, all of whom shall be entitled to attend each Committee meeting. The Secretary of the Committee will keep minutes of the Committee and such minutes will be retained in the corporate records of the Corporation. The Chairman of the Committee or the Committee may request any officer or employee of the Corporation or its affiliates to attend a Committee meeting.

(6)       In addition to any meeting of the Committee called pursuant to Section 4 above, the Committee shall meet with management and the independent Auditor of the Corporation within:

(a)       forty-five (45) days, or such lesser period as may be prescribed by applicable law, following the end of each of the first three financial quarters of the Corporation, but in any event prior to the release of the financial results for each such quarter and their filing with the applicable regulatory authorities, to review and discuss the financial results of the Corporation for the preceding fiscal quarter and the related Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) as well as the results of the independent Auditor’s review of the financial results for such quarter and, if satisfied, report thereon to, and recommend their approval by, the Board and their inclusion in the Corporation’s required regulatory filings for such quarter; and

(b)       ninety (90) days, or such lesser period as may be prescribed by applicable law, following the financial year-end of the Corporation, but in any event prior to the release of the financial results for the financial year and their filing with the applicable regulatory authorities, to review and discuss the audited financial statements of the Corporation for the preceding fiscal year and the related MD&A and, if satisfied, report thereon to, and recommend their approval by, the Board and the Corporation’s shareholders as required by applicable law and their inclusion in the Corporation’s Annual Report and other required regulatory filings.

In reviewing the quarterly and annual financial results the Committee shall ensure that there are adequate procedures for review of such financial results, including timely review by the independent Auditor.

(7)        For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with management, any employee of the Corporation, the Internal Audit Department staff, the independent Auditor or any advisors to the Corporation as well as the right to inspect all books, records and facilities of the Corporation and its subsidiaries and shall be permitted to discuss such books, records and facilities and other matters relating to the financial position of the Corporation with the employees, management, the independent Auditor and other external advisors of the Corporation as well as the Internal Auditors.

(8)        The Committee may retain outside financial, legal and other experts at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

Duties and Responsibilities

(9)       With respect to audit related matters and in addition to the duties and obligations of the Committee under applicable law, the Committee may examine and consider such matters in relation to the internal and external audit of the Corporation’s accounts (including the results of such audits), financial controls, financial reporting and in relation to the general financial affairs of the Corporation as the Committee may deem necessary or desirable except for those matters specifically delegated by the Board to another Board committee or retained by the Board.

In carrying out the Committee’s responsibilities, the Committee shall:

(a)       be directly responsible for the appointment, compensation, retention and oversight of the work of the independent Auditor, including resolution of disagreements between management and the independent Auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for the Corporation;

(b)       pre-approve, or establish procedures and policies for the pre-approval of, the engagement and compensation of the independent Auditor in respect of the provision of all audit, audit-related, review or attest engagements required by applicable law;

(c)       review and approve the objectives and general scope of the external audit (including the overall audit plan, the proposed timing and completion dates) and discuss the external audit with the independent Auditor;

(d)       evaluate the performance, quality control procedures and efficiency of the independent Auditor in carrying out its responsibilities, review the experience and qualifications of the independent Auditor team, make annual recommendations to the Board as to the appointment or re-appointment of the independent Auditor, and need for rotation of the independent Auditor (if any) and review such Auditor’s independence, including the receipt at least annually of a disclosure report from the independent Auditor regarding such Auditor’s independence as required by Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committee”, or other applicable regulatory requirements;

(e)       satisfy itself generally that there is a good working relationship between management and the independent Auditor, review any management letters, schedule of unadjusted differences or other reports of the independent Auditor and discuss any material differences of opinion between management and the independent Auditor;

(f)        satisfy itself that management has established and is maintaining an adequate and effective system of internal financial and accounting controls and is responding on a timely basis to any significant weaknesses which have been identified, meet with and review significant reports of the Internal Auditors and the independent Auditor relating to such internal controls and review the appointment, termination and replacement of the senior management of the Internal Auditors, the scope of the Internal Auditor’s work plan and the overall performance, staffing and resources of the Internal Auditors;

(g)       review annually management’s assessment and report relating to the effectiveness of the Corporation’s internal financial controls and procedures in respect of each fiscal year of the Corporation, as well as the Independent Auditor’s attestation of such assessment, in each case when required under applicable law;

(h)       review (i) the selection, use and quality of application of, and proposed material changes to, critical accounting principles and practices and related judgments, and (ii) alternative GAAP treatments for policies and practices relating to material items, including the ramifications of such alternative disclosures or treatments and any preferred treatment, to ensure that the critical accounting policies and practices and GAAP treatments adopted are appropriate and consistent with the Corporation’s needs and applicable requirements, and discuss the same with the independent Auditor;

(i)        review with management and the independent Auditor any issues raised by regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting or auditing practices;

(j)        review on behalf of the Board, any actual or potential illegal, improper or fraudulent behaviour which may have a negative effect on the integrity or reputation of the Corporation, review the findings of any regulatory authorities in relation to the financial affairs of the Corporation, review the disclosure of all insider and related party transactions and monitor compliance with the Corporation’s Code of Conduct which may be in effect from time to time;

(k)       satisfy itself that there is an agreed course of action leading to the resolution of significant unsettled issues that do not affect the audited financial statements (e.g., disagreements regarding correction of internal control weaknesses or the application of accounting principles to proposed transactions), if any;

(l)        assess with management the Corporation’s material risk exposures and the Corporation’s actions to monitor and control such exposures;

(m)      review and approve the hiring of former employees of the independent Auditor who were engaged on the Corporation’s account within the last three years prior to such hiring;

(n)       review all material off-balance sheet transactions and the related accounting presentation and disclosure;

(o)       discuss with the independent Auditor the matters required to be discussed by the Statement of Auditing Standards No. 54, 61, 89 and 90 (and comparable generally accepted auditing standards in Canada) and other applicable standards or requirements in effect from time to time relating to the conduct of the audit and quarterly review of the interim financial results;

(p)       review and assess this Audit Committee Charter/Mandate annually and make recommendations to the Board for such changes to the Charter/Mandate as the Committee shall consider necessary or desirable;

(q)       prepare the Audit Committee report in the form and at the time required by the applicable rules of the OSC, SEC, NYSE or other regulatory authorities which are in effect from time to time for inclusion in the Corporation’s Annual Report, Annual Information Form and/or information circular/proxy statement;

(r)        review and approve in advance all non-audit services otherwise permitted at law to be provided by the independent Auditor to the Corporation, provided that the Committee may pre-approve certain services within designated thresholds on an annual basis and further provided that the Committee may delegate to the Chairman of the Committee or such other members of the Committee that it deems appropriate certain pre-approval authority.  Any such approval granted by such persons shall be reported at the next regularly scheduled meeting of the Committee;

(s)       review and, where appropriate, approve all public disclosure documents of the Corporation containing financial information or forecasts of the Corporation prior to its release, including all press releases containing such information or forecasts;

(t)        establish procedures for (i) the receipt, retention and handling of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(u)       meet separately with management, the Internal Auditors and the independent Auditors, when appropriate, and in any event with the reporting entity each time that the Internal Auditors or the independent Auditor provides a report to the Committee; and

(v)       perform such other functions as requested or delegated by the Board from time to time or as required by the Corporation’s articles and by-laws, applicable law or applicable regulatory agencies.

(10)      Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles as these are the responsibility of management, the Internal Auditors and the independent Auditor.  This Charter/Mandate has been established to assist in ensuring sound business practices within the Corporation and to ensure the Corporation’s compliance with applicable laws or regulations; however, nothing contained in this Charter/Mandate is intended to expand applicable standards of liability under statutory and regulatory requirements for the directors of the Corporation or members of the Committee.